ANNUAL INFORMATION FORM

FOR THE FISCAL PERIOD (15 MONTHS)
ENDED DECEMBER 31, 2008

AS AT MARCH 31, 2009

ITEM 2.           TABLE OF CONTENTS

Preliminary Notes

Documents Incorporate by Reference

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements are discussed herein and include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Incorporated by reference into this annual information form (the “Annual Information Form” or “AIF”) are the audited consolidated financial statements and Management Discussion and Analysis for Taseko Mines Limited (the “Company” or “Taseko”) for the fiscal year (fifteen months) ended December 31, 2008 and the fiscal year ended September 30, 2007 together with the auditor’s report thereon. The financial statements are available for review on the SEDAR website located at www.sedar.com. All financial information in this Annual Information Form is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using Canadian dollars.

Also incorporated by reference is the technical report “Technical Report on the 105 Million Ton Increase in Mineral Reserves at the Gibraltar Mine” dated January 23, 2009, prepared by Scott Jones, P. Eng., and the technical report “Technical Report, Executive Summary Feasibility Study of the Prosperity Gold – Copper Project” dated October 15, 2007, prepared by Scott Jones, P. Eng. Both technical reports have been filed on Taseko’s profile on SEDAR at www.sedar.com.

Currency and Metric Equivalents

The Company’s accounts are maintained in Canadian dollars and all dollar amounts herein are expressed in Canadian dollars unless otherwise indicated. .

The following factors for converting Imperial measurements into metric equivalents are provided:

To convert from Imperial	To metric	Multiply by

acres	hectares	0.405
feet	metres	0.305
miles	kilometres	1.609
tons (2000 pounds)	tonnes	0.907
ounces (troy)/ton	grams/tonne	34.286

In this AIF the following defined terms have the meanings set forth below:

NYSE Amex	The New York Stock Exchange which has incorporated the former American Stock exchange, being one of the two stock exchanges (together with the TSX) on which the Common Shares are listed.

Common Shares	The Company’s common shares without par value, being the only class or kind of the Company’s authorized capital.

Company	Taseko Mines Limited, including its subsidiaries, unless the context requires otherwise.

Carbonatite deposit	Carbonatites deposits are igneous rocks largely consisting of the carbonate minerals calcite and dolomite which contain the niobium mineral pyrochlore, rare earth minerals or copper sulphide minerals.

Epithermal deposit	A mineral deposit formed at low temperature (50-200°C), usually within one kilometer of the earth’s surface, often as structurally controlled veins.

Flotation

Flotation is a method of mineral separation whereby after crushing and grinding ore, froth created in a slurry by a variety of reagents, causes some finely crushed minerals to float to the surface where they are skimmed off.

HQ	A letter name specifying the dimensions of bits, core barrels, and drill rods in the H-size and Q-group wireline diamond drilling system having a core diameter of 63.5 mm and a hole diameter of 96 mm.

Induced Polarization (“IP”) Survey

A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro- conductivity. IP detects both chargeable, pyrite-bearing rock and non- conductive rock that has high content of quartz.

Mineral Deposit	A deposit of mineralization, which may or may not be ore.

Mineral Symbols	Ag – silver; Au – gold; Cu – copper; Pb – lead; Zn – Zinc; Mo – molybdenum; Nb - niobium.

NQ

A letter name specifying the dimensions of bits, core barrels, and drill rods in the N-size and Q-group wireline diamond drilling system having a core diameter of 47.6 mm and a hole diameter of 75.7 mm

Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Solvent Extraction/ Electrowinning (“SX/EW”)

Solvent extraction is the technique of transferring a solute from one solution to another; for example when copper oxide is dissolved into solution, copper becomes the solute. Electrowinning is the process in which an electric current flows between a pair of electrodes (anode & cathode) in a solution containing metal ions (electrolyte). Metal is deposited on the cathode in accordance with the metal’s ability to gain or lose electrons. Since ion deposition is selective, the cathode product is generally high grade and requires little further refining.

TSX	The Toronto Stock Exchange, one of the two stock exchanges on which the Common Shares are listed, along with NYSE Amex.

Resource Category (Classifications) Used in this AIF

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed by the Canadian Institute of Mining and Metallurgy in 2005. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

A “Mineral Resource” is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A “Mineral Reserve” is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. The US Securities and Exchange Commission require permits in hand or imminent to classify mineralized material as reserves.

For United States reporting purposes, SEC Industry Guide 7 (under the United States Securities Exchange Act of 1934 (the “Exchange Act”), as interpreted by Staff of the United States Securities and Exchange Commission (the “SEC”), applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserved used in National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

ITEM 3.        CORPORATE STRUCTURE

Taseko Mines Limited was incorporated on April 15, 1966, pursuant to the Company Act of the Province of British Columbia. This corporate legislation was superseded in 2004 by the British Columbia Corporations Act which is now the corporate law statute that governs Taseko.

Taseko has one material active wholly owned subsidiary, Gibraltar Mines Ltd. (“Gibraltar”), a second active but not material subsidiary Aley Corporation (“Aley”), and three non-material, inactive subsidiaries, Cuisson Lake Mines Ltd. (which is 70% owned and holds certain Gibraltar Mine mineral interests), 688888 BC Ltd. (which is wholly owned) and Taseko Acquisitionsub Ltd. (which is wholly owned). Taseko owns 100% of the common shares of Gibraltar but none of Gibraltar’s issued preferred shares.

The head office of Taseko is located at Suite 300, 905 West Pender Street, Vancouver, British Columbia, Canada V6C 1L6, telephone (604) 778 373-4533, facsimile (778) 373-4534. The Company’s legal registered office is in care of its Canadian attorneys Lang Michener LLP, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084.

In this Annual Information Form, the terms “Company” or “Taseko” refer to Taseko Mines Limited and all its subsidiaries together unless the context otherwise clearly requires. Certain terms used herein are defined in the glossary of this Annual Information Form or in the disclosure to which the term relates.

ITEM 4.        GENERAL DEVELOPMENT OF THE BUSINESS

The principal business activity of Taseko for the past three years has been the operation and capacity expansion of its Gibraltar Mine which constitutes the majority of the activity disclosed by Taseko’s consolidated financial statements summarized below.

The consolidated financial statements below have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and are expressed in thousands of Canadian dollars except for per share and share amounts.

	As at December	As at September 30
	31
Balance Sheets	2008	2007	2006
Current assets	$41,283	$94,619	$149,447
Mineral properties	32,610	18,407	2,628
Property, plant and equipment	292,390	158,492	43,817
Other assets	111,962	105,745	101,569
Total assets	$478,245	$377,263	297,461

Current liabilities	112,053	44,589	47,863
Other liabilities	131,285	169,014	148,664
Shareholders’ equity	234,907	163,660	100,934
Total liabilities & shareholders’ equity	$478,245	$377,263	$297,461

	Fifteen months
	ended December
	31	Year ended September 30
Statements of Operations	2008	2007	2006
Revenue	$231,678	$218,426	$161,900
Cost of sales	(196,261)	(109,533)	(103,628)
Amortization	(7,363)	(3,155)	(3,412)
Operating profit	28,054	$105,738	$54,860
Accretion of reclamation obligation	1,451	1,777	1,732
Exploration	11,864	8,967	3,544
Foreign exchange loss (gain)	4,032	233	(289)
Gain on asset retirement obligation change of estimates	(6,917)	(4,570)	–
Loss on advances on equipment	862	–	–
Loss on extinguishment of capital leases	–	–	240
General and administration	11,034	6,501	5,286
Ledcor termination fee	–	–	3,500
Gain on sale of marketable securities	(1,034)	(1,508)	–
Interest and other income	(9,701)	(11,093)	(7,170)
Interest expense	8,284	5,947	4,594
Interest accretion on convertible debt	2,938	2,922	1,280
Stock-based compensation	6,442	6,771	3,182
Change in fair market value of financial instruments	886	1,925	–
Earnings (loss) before income taxes	$(30,141)	$87,866	$38,961
Current income tax recovery (expense)	2,151	(3,959)	(4,397)
Future income tax recovery (expense)	3,446	(35,645)	(1,648)
Earnings (loss) for the year	$3,510	$48,262	$32,916

Other comprehensive income (loss):
Unrealized gain (loss) on reclamation deposits	1,859	(419)	–
Unrealized gain (loss) on marketable securities/investments	(11,295)	4,710	–
Reclassification of realized gain on sale of marketable securities	(1,152)	(1,508)	–
Tax effect	1,570	(445)	–
Other comprehensive income (loss)	$(9,018)	$2,338	$–
Total comprehensive income (loss)	$(5,508)	$50,600	$32,916
Basic earnings (loss) per share	$0.02	$0.37	$0.29
Diluted earnings (loss) per share	$0.02	$0.36	$0.26

	Fifteen months
	ended December
	31	Year ended September 30
Statements of Operations	2008	2007	2006
Basic weighted average number of common shares outstanding	142,062	129,218	113,554
Diluted weighted average number of common shares outstanding	156,928	142,278	126,462

Taseko’s business is focused on, firstly, enhancing the production of copper and molybdenum from its producing Gibraltar mine (the “Gibraltar Mine”) and, secondly, on demonstrating the economic feasibility and social acceptability of its Prosperity gold and copper property (the “Prosperity Project”). A feasibility study has been completed for Prosperity Project, demonstrating mineral reserves as defined under Canadian Securities regulations under NI 43-101. As no permits are in place, the Prosperity Project does not have reserves under US SEC Guide 7 Standards. Both the Gibraltar Mine and the Prosperity Project are located in central British Columbia, Canada.

The Company also has two non material properties located in British Columbia, including the advanced exploration stage property known as the Harmony project, and the mid stage exploration niobium project known as the Aley project. Mineralization at the Harmony project has not at this time been determined to constitute a proven or probable reserve, and there are no mineral resources currently estimated at the Aley project. Taseko and its subsidiaries owns all its projects outright.

After focusing on the recommencement of copper production at the Gibraltar Mine over fiscal 2005 through 2007, the Company reactivated environmental and economic assessments of the Prosperity Project. A $2 million feasibility study on the Prosperity Project was completed in September 2007, projecting the technical and economic feasibility of the project.

In fiscal 2008, Taseko expanded the ore concentrator and other production improvements at the Gibraltar Mine. Taseko also continued to advance the Prosperity Project through the environmental assessment process. Work on the Harmony and Aley projects was curtailed in 2008 and 2009 because of deterioration of economic conditions and commodity prices. Project assessment work will resume once prevailing commodity prices suggest new opportunities for these projects. Taseko believes that there will continue to be demand for copper, molybdenum and gold for the foreseeable future and there will be a continuing need to replace depleted reserves from existing mines hence it sees value in projects which may not yet seem economic.

During the past three years, the Company’s two material projects have developed as follows:

a)

The Gibraltar Mine obtained government permitting and re-started the operation in early October 2004 following several years on care and maintenance as a result of low metal prices. Commercial production started on January 1, 2005 and has continued to the present. Total production between restart and up to December 31, 2008 was 15.7 million tons milled, producing 225.8 million lb. of copper in concentrate, 6.9 million lb. cathode copper and 2.6 million lb. of molybdenum. Construction of the Phase 1 mill expansion was completed in February 2008. The ramp up to the rated processing capacity of 46,000 tons per day (“tpd”) has been ongoing since the completion of construction. The construction schedule of a Phase 2 expansion program, designed to increase concentrator from 46,000 tpd to 55,000 tpd, has been modified as a result of management’s review of capital spending in the face of the global credit market crisis. The regrind and cleaner flotation circuits will be complete in the summer of 2009 as they are not cash intensive to complete and they provide very robust payback by enhancing both copper and molybdenum recoveries. Ramp up to 55,000 tpd will occur following completion of the remainder of the Phase 2 program and completion of the in-pit crusher and conveyor.

b)

The Prosperity Project was the subject of a feasibility study which was completed in September 2007 for a 70,000 tonnes per day operation with a twenty year mine life. An environmental assessment under the Canadian and British Columbia Environmental Assessment Acts is underway with the completion of both processes expected in the fall of 2009.

The Company’s two non-material projects have developed as follows:

a)

The Harmony project was significantly moved towards mine development permitting during a period of active exploration during the late 1990s further described herein. Currently the property is being maintained in good standing but further technical work has been deferred.

b)

Taseko acquired the Aley project in 2007 and carried out an initial exploration program for niobium. Currently the Aley project is being maintained in good standing but further technical work has been deferred.

The provincial government of British Columbia and the federal government of Canada both have jurisdiction over a wide variety of activities and persons affected by mining including local communities, habitat users and others having or claiming to have interests which may be affected by mining activity. The Company’s management believes that there is a reasonable level of public acceptance of mining in British Columbia and that responsible mining projects make a positive contribution to the Province of British Columbia and the local communities where or near to where these projects are located. This has enabled the Company to have positive dialogue with local communities, First Nations, and government agencies. It has also helped in advancing the Prosperity Project’s evaluation process forward.

In August 2006, the Company completed an offering of 7.125% convertible bonds in the aggregate principal amount of US$30,000,000. The proceeds from this offering were used for further investments in the Company’s producing assets.

In June 2007, the Company completed the acquisition of all the issued and outstanding shares in the capital of a private company whose sole asset was the Aley project (niobium) for a total cash consideration of $1.5 million, as well as 894,730 common shares. In addition, the Company also purchased the residual net smelter royalties from Teck Cominco Metals Limited (“Teck”) for a total cash consideration paid to Teck of $300,000 and the issuance of 240,000 common shares and 120,000 warrants. Each warrant is exercisable into one common share at the exercise price of $3.48 per share until June 4, 2009. The Aley project hosts a niobium deposit of uncertain size and grade. Niobium is a metal used in making high strength steel required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications.

On May 2, 2008, the Company completed the acquisition of all the issued and outstanding shares in the capital of a private company, Oakmont Ventures Ltd. (“Oakmont”), whose sole asset was the 30% net profits interest in certain claims that are part of the Gibraltar Mine property located adjacent to the Gibraltar East pit. This acquisition was completed through the issuance of 1,000,000 common shares of the Company with an aggregate value of $5,220,000.

As announced in a news release on December 11, 2008, proven and probable mineral reserves at the Gibraltar Mine have increased by approximately 105 million tons to a total of 472.4 million tons (See “Description of Business – Gibraltar Mine – Reserves”). In January 2009, the Company prepared a NI 43-101 compliant technical report containing the revised reserve estimates and updated capital and operating costs and filed it at www.sedar.com.

On March 24, 2009, the Company announced that it had entered into an agreement with a syndicate of Underwriters which agreed to buy from Taseko 13,793,104 common shares at an issue price of $1.45 per common share (the “Offering”) for gross proceeds of approximately $20 million. The Company also intends to issue, via a non-brokered private placement at the same price as the Offering, approximately $5 million of common shares. The net proceeds from the Offering and the private placement are intended to be used for general working capital and corporate purposes. Closing of the Offering and the private placement is expected to occur on or about April 15, 2009 and is subject to execution of definitive agreements, securities regulatory approvals and customary closing conditions as of the date hereof.

The Company has not made any significant acquisitions or dispositions since January 2006.

ITEM 5.        DESCRIPTION OF BUSINESS

Taseko is a mining company that generally seeks to acquire, explore and advance development of large tonnage mineral deposits which, under metals price assumptions that fall within historical averages, are potentially capable of supporting a mine for 10 years and longer.

Figure 1 below shows the location of the Company’s four properties in British Columbia, Canada.

Figure 1: Location of the Taseko’s Properties

Source: Taseko

The Gibraltar Mine

Unless stated otherwise, information of a technical or scientific nature related to the Gibraltar Mine contained in this AIF is summarized or extracted from a technical report entitled “Technical Report on the 105 Million Ton Increase in Mineral Reserves at the Gibraltar Mine” dated January 23, 2009 (the “Gibraltar Technical Report”), prepared by Scott Jones, P. Eng. filed on Taseko’s profile on SEDAR at www.sedar.com. Mr. Jones is not independent of Taseko by virtue of being employed by the Company as Vice-President, Engineering.

Property Description and Location

The Gibraltar Mine site covers approximately 109 square km, located at latitude 52°30’N and longitude 122°16’W in the Granite Mountain area, approximately 65 km north of the City of Williams Lake in south-central British Columbia, Canada. The Gibraltar Mine property consists of 249 tenures held 100% by the Company as summarized in Table 1 below.

Table 1: Mineral Tenures – Gibraltar Mine

Tenure Type	Number	Area (ha)
Claims	219	14,006.86
Leases	30	1,889.68
Total	249	15,896.54

There are 30 mining leases at Gibraltar which are valid until at least July 26, 2023 as long as renewal fees, which are due on an annual basis, are paid. Rights to the surface accompany each mining lease. Additionally all mining claims at Gibraltar are valid until February 15, 2011 with the exception of three claims that have expiry dates of June 12, June 24 and October 19 in 2009. It is intended that all leases and claims will be renewed prior to their renewal fees being due (in the case of the leases) and prior to their expiry in the case of the claims.

There are several land parcels for which surface rights were purchased outright. There is one fee simple lot at Gibraltar (L3728) on which the plant site is located and annual taxes are paid. In addition Gibraltar holds four other land parcels: DL9170, DL9483 and DL588.

The Gibraltar Mine has operated for most of the last 35 years from four open pits. Waste dumps have been developed in various areas adjacent to the open pits and tailings have been deposited in an impoundment area, located about three km north of the mill.

A mill expansion completed in 2008 included commissioning of a new 34’ diameter Semi-Autogenous Grinding (“SAG”) mill, conversion of the rod and ball mill circuit to ball mill grinding only, and replacement of rougher and cleaner flotation cells with large state of the art cells. The rated throughput capacity increased from 36,000 tons per day to 46,000 tons per day.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Gibraltar Mine from Williams Lake, British Columbia is via Highway 97 to McLeese Lake, and then a paved road provides access to the Gibraltar Mine site, a total road distance of 65 km.

The Canadian National Railway has rail service to facilitate the shipping of copper concentrates through to the Pacific Ocean port of North Vancouver. A rail siding and storage shed for the shipment of concentrate is located 26 km from the mine site. Electricity is obtained from BC Hydro. Natural gas is provided by Avista Energy and Terasen Gas. The communities of Williams Lake and Quesnel are sufficiently close to the site to supply goods, services, and personnel to the Gibraltar Mine. The number of active personnel at the Gibraltar Mine at the end of December 2008 was 397 individuals.

The Gibraltar Mine mineral claims cover an area of gentle topography; local relief is in the order of 200 meters. The plant site is located at an elevation of approximately 1,100 meters above sea level. The project area has a moderate continental climate with cold winters and warm summers. Ambient air temperature ranges from a winter minimum of -34° C to a summer maximum of 35°C. The Gibraltar Mine operates year round.

Make-up fresh water for the mine site is obtained from a set of wells on the Gibraltar Mine property. The Company owns and operates the concentrate rail load-out facility on the CN rail line at Macalister.

Gibraltar Mine History

In 1964, Gibraltar Mines Ltd. (Gibraltar) acquired a group of claims in the McLeese Lake area from Malabar Mining Co. Ltd. Canadian Exploration Limited (Canex), at that time a wholly-owned subsidiary of Placer Development (Placer), and Duval Corporation (Duval) had also been exploring on claims known as the Pollyanna Group which they had acquired adjacent to Gibraltar’s claims. In 1969, Gibraltar, Canex and Duval entered into an agreement providing for the commingling of Gibraltar’s claims with the Pollyanna Group. In 1971 Gibraltar acquired Duval’s remaining interest in the property.

Preliminary development of the Gibraltar Mine began in October 1970. The concentrator commenced production on March 8, 1972 and was fully operational by March 31, 1972. Mining and milling operations were suspended on December 1, 1993 due to low copper prices and recommenced in September 1994 following the increase in copper prices. A cathode copper plant design with an annual capacity of 4,535 tonnes (10 million lb.) of market-ready copper metal began operation in October 1986. Up to the 1998 shutdown, as discussed below, 38,430 tonnes (84.7 million lb.) of electro won copper had been produced from this facility.

In October 1996, Westmin Resources Limited (“Westmin”) acquired 100% control of Gibraltar and in December 1997, Boliden Limited Westmin (Canada) Limited (“Boliden”) acquired Westmin. In March 1998, Boliden announced that it would cease mining operation at Gibraltar Mine at the end of 1998.

On July 21, 1999, Taseko’s subsidiary, Gibraltar Mines Ltd., purchased the Gibraltar mine assets from Boliden Westmin (Canada) Limited (“Boliden”) and certain of its affiliates, including all mineral interests, mining and processing equipment and facilities, and assumed responsibility for reclamation obligations estimated at that time at about $33 million. Pursuant to the terms of the acquisition, Gibraltar acquired mining equipment, parts and supplies inventories valued at $19 million, an existing British Columbia Government environmental deposit of $8 million, and mineral interests valued at $3.3 million, and received $20.1 million in cash over 18 months from closing, of which $17 million was received pursuant to a 10-year non-interest bearing convertible debenture issued to Boliden and subsequently acquired by NVI Mining Ltd (“NVI”). Gibraltar assumed the estimated reclamation liability pertaining to the Gibraltar mine of $32.9 million and Taseko guaranteed Gibraltar’s obligations to Boliden. On April 2, 2008, NVI issued a notice to the Company to convert the principal amount of the debenture of $17,000,000 at an effective conversion rate of $5.14 per common share, which would have resulted in 3,307,393 common shares of the Company being issued to NVI. The Company issued 2,612,971 to NVI and made a cash payment of $3,569,000 in lieu of issuing the remaining 694,422 common shares as full and final settlement to NVI and accordingly the debenture is discharged as of the date hereof.

The total production history, to the end of 1998, amounted to 845,800 tonnes (1,860 million lb.) of copper, 8,900 tonnes (19.7 million lb.) of molybdenum and 38,400 tonnes (84.7 million lb.) of cathode copper from 305 million tonnes (336 million short tons) milled.

From 1999-2004, Taseko geologists and engineers explored for additional mineralized material and to better define known resources. The on-site staff also completed on-going reclamation work and maintained the Gibraltar mine for re-start. Operating and environmental permits were kept in good standing.

In October 1, 2004 when the mine re-opened, there were approximately 837 million tons of measured and indicated resources outlined at Gibraltar, including proven and probable sulphide reserves of 163.5 million tons grading 0.313% copper and 0.010% molybdenum at a 0.20% copper cut-off and 16.5 million tons of oxide reserves grading 0.148% Cu at a 0.10% acid soluble copper cut-off. The Gibraltar re-start decision was based on the initial four years of the 12-year mine plan. Mining operations recommenced under the Taseko Ledcor Joint Venture management arrangement. Milling production began in October of that year. Copper Cathode production recommenced in January 2006 at the SX-EW plant. In November of 2006 Taseko voluntarily withdrew from the joint venture with Ledcor and through Gibraltar assumed responsibility for all matters in connection with Gibraltar Mine.

Total production between restart and up to December 31, 2008 was 45.7 million tons milled, producing 225.8 million lb. of copper in concentrate, 6.9 million lb. cathode copper and 2.6 million lb. of molybdenum.

Red Mile Royalty Sale Agreements

On September 29, 2004, Gibraltar and 688888 B.C. Ltd. (“688888”), a wholly-owned subsidiary of Taseko, entered into certain related agreements. Pursuant to a Royalty Agreement among, inter alia, Gibraltar and Wilshire (GP) No. 2 Corporation, in its own capacity and in its capacity as general partner on behalf of all the limited partners of Red Mile Resources No. 2 Limited Partnership (“Red Mile”) (see “Material Contracts”), Gibraltar sold to Red Mile a royalty (the “Royalty Interest”) for $67,357,000 (the “Purchase Price”). Annual royalties payable by Gibraltar to Red Mile range from $0.01 per pound to $0.14 per pound of copper produced during the period from the Commencement of Commercial Production (as defined in the Royalty Agreement) to the later of (a) December 31, 2014, and (b) the date that is five years after the end of commercial production from the mine.

Pursuant to a Funding Pledge Agreement among, inter alia, Alberta Capital Trust Corporation (“Alberta Trust”) and Gibraltar (see “Material Contracts”), the Purchase Price was invested in a promissory note with Alberta Trust, and Gibraltar pledged the promissory note, along with interest earned and to be earned thereon, to secure its obligations under the Funding Pledge Agreement. Pursuant to a Pledge, Priorities and Direction Agreement (see “Material Contracts”), Gibraltar is entitled to have released to it funds held under the promissory note, and interest thereon, to fund its royalty obligations under the Royalty Agreement to the extent of its royalty payment obligations.

Pursuant to a Call Option Agreement among, inter alia, 688888 and Red Miles Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund Limited Partnership (“RMRF”) (see “Material Contracts”), 688888 has an option to, directly or indirectly, reacquire the Royalty Interest by acquiring (“call”) from Red Mile the Royalty Interest or from RMRF all of the limited partnership units (“LP Units”) of Red Mile held by RMRF. Pursuant to the Royalty Agreement, RMRF has the right to require Gibraltar to purchase (“put”) all of Red Mile’s LP Units owned by RMRF.

Pursuant to the Royalty Agreement, Gibraltar has granted to Red Mile a net profits interest (“NPI”), which survives any “put” or “call” of the Red Mile LP Units. The NPI is applicable for the years 2011 to 2014 and varies depending on the average price of copper for any year during that period. No NPI is payable until Gibraltar reaches a pre-determined aggregate level of revenues less defined operating costs and expenditures.

Property Geology

The Gibraltar Mine generally consists of seven separate mineralized zones. Six of these – Pollyanna, Granite, Connector, Gibraltar East, Gibraltar West and Gibraltar West Extension – occur within the Granite Mountain batholith in a broad zone of shearing and alteration. A seventh copper mineralized body, the Sawmill zone, lies about six km to the south, along the southern edge of the batholith, within a complex contact zone between the batholith and Cache Creek Group rocks.

Two major structural orientations have been recognized at Gibraltar: the Sunset and Granite Creek mineralized systems. The Sunset system has a northwest strike with one set of structures dipping 35° to 45° to the south and a conjugate set, known as the Reverse Sunset, dipping 50° to 60° to the north. The Granite Creek system strikes east-west and dips 20° to 40° to the south with a subordinate set of structures dipping steeply in a northerly direction. Structures of the Sunset system that host mineralization are mainly shear zones, with minor development of stockwork and associated foliation lamellae. Host structures of the Granite Creek system are predominantly oriented stockwork zones.

The Granite Creek system provides the major structures that control mineralization of Pollyanna, Granite and the Sawmill zones. These bodies have the characteristic large diffuse nature of porphyry copper type mineralization. The Gibraltar East deposit is essentially a system of interconnected Sunset zones, which create a large body of uniform grade. Gibraltar West and Gibraltar West Extension deposits are contained within a large complex shear zone.

Mineralization

Pyrite and chalcopyrite are the principal primary iron and copper sulphide minerals. Sixty percent of the copper occurs in fine-grained chalcopyrite. Coarser grained chalcopyrite also occurs, usually in quartz veins and shear zones. Small concentrations of bornite (a sulphide mineral of copper and iron), associated with magnetite and chalcopyrite, is present on the extremities of the Pollyanna and Sawmill deposits. Oxide copper mineralization is also present between the Gibraltar East and Pollyanna open pits in the Connector Zone. Molybdenite (molybdenum sulphide mineral) is a minor but economically important associate of chalcopyrite in the Pollyanna, Granite and Sawmill deposits.

Exploration

From 1999-2004, Taseko geologists and engineers explored for additional mineralized material and to better define known resources. At October 1, 2004 when the mine re-opened, there were approximately 837 million tons of measured and indicated resources outlined at the Gibraltar Mine, including proven and probable sulphide reserves of 163.5 million tons grading 0.313% copper and 0.010% molybdenum at a 0.20% copper cut-off and 16.5 million tons of oxide reserves grading 0.148% Cu at a 0.10% acid soluble copper cut-off. A core drilling program for pit definition for the Granite Lake and PGE Connector deposits and property exploration at the 98 Oxide Zone, was carried out between September and November 2005. A further drilling program carried out in 2006 was designed to define the mineral resources between the existing pits by tying together the extensive mineralization zones, and to test for additional mineralization at depth.

The 2007 program tested a number of targets to define further mineralization, provided definition drilling in the Pollyanna-Granite saddle zone and Granite West areas and included condemnation drilling for the proposed extensions of both the #5 and #6 Dump footprints. The targets for further mineralization were; Gibraltar South, Pollyanna North IP anomaly, Granite South and the Gunn Zone.

Data from an additional 47 holes totaling 52,175 feet (15,903 m) drilled in the 2007 program after July 2007 was not available in time for when resources were updated in 2007. In addition, a hole totaling 605 feet (184 m) was drilled in the Granite area at the end of the 2007 program but collared in January 2008. Figure 2 below shows the 2008 drilling and 2007 drilling not incorporated in 2007 resource estimates for the Gibraltar Mine.

Figure 2: 2007 and 2008 Diamond Drilling – Gibraltar Mine

2008 DDH
KRIGED MODEL DDH LIMITS
Existing Pits
Planned Pits
TN
GIBRALTAR EXTENSION
CONNECTOR
GIBRALTAR EAST
POLLANNA
GIBRALTAR WEST
500 m
2007 DDH
GRANITE
RESOURCE LIMIT
MINE GRID IN FEET
56000 N
54000 N
52000 N
50000 N
48000 N
46000 N
44000 N
42000 N
39000 E
41000 E
43000 E
45000 E
47000 E
49000 E
51000 E
53000 E
55000 E
57000 E

Source: Gibraltar Technical Report

Holes drilled in the Gibraltar West pit area were incorporated into the 2008 reserve estimate for the new Gibraltar Extension Pit. The 2008 exploration program was conducted on the southern and eastern margins of the Gibraltar East pit and northwest of the Gibraltar West pit. The objective was to upgrade identified inferred resources to indicated or measured categories through “in-fill” drilling.

Drilling

The objective of the 2008 drilling program was to upgrade inferred resources in the Gibraltar East pit and Gibraltar West pit areas to measured or indicated resource categories. In total, 110,607 feet (33,713 m) of NQ and HQ size core were drilled in 125 holes. The 2008 drilling is summarized in Table 2 below.

Twenty-one holes totalling 22,753 feet (6,935 m) were drilled around the southern and eastern margins of the Gibraltar East pit. Thirteen of these holes were designed to upgrade the resources, three holes to target pockets of potential mineralization below the current pit, and five were abandoned, substituted or re-drilled due to difficulties in drilling conditions. The results of the completed holes are incorporated into the resource estimates disclosed in Table 4.

One hundred and four holes totalling 87,854 feet (26,778 m) were drilled northwest of the Gibraltar West pit. The objective was to test the continuity of the northwest-trending zone of mineralization and provide sufficient drill hole density to generate reserves. Most of the holes were drilled at -90° dip. Two holes totaling 170 feet (52 m) did not reach bedrock and were excluded from the dataset used for the reserve estimate. Seven holes totaling 5,272 feet (1,607 m) were drilled at the outer edges of the deposit for geotechnical purposes. The new holes provided data for a re-evaluation of the deposit geology and generation of a reserve estimate for staged pits collectively named the Gibraltar Extension pit.

Table 2: 2008 Drilling Summary – Gibraltar Mine

Target Area	No. of Holes	Feet	Metres
Gibraltar East	45	50,082	15,265
Gibraltar Extension*	115	100,622	30,670
Granite Pit Area	11	12,512	3,814
TOTAL **	171	163,217	49,749

*Excludes two holes (170 ft / 51.8 m) that did not reach bedrock
**Includes 48 holes (52,780 ft / 16,087 m) from 2007 drilling program

Sampling and Analytical Procedures

A total of 110,607 feet (33,713 m) was drilled in 125 drill holes in calendar 2008 averaging 883 ft (269 m) in length. This included 18 HQ core size holes, 2 holes which started HQ and ending NQ and 106 NQ size holes. Core recovery was measured on 10,564 drill runs averaging 9.2 ft (2.8 m) in length. Recovery was generally good, averaging 92.5% for the sampled intervals measured. The 10,435 half core samples taken in 2008 by Gibraltar personnel averaged 10 ft in length.

Drill core was boxed at the drill site and transported by company truck to a secure logging, sampling and sample preparation facility at the Gibraltar Mine. The drill core was mechanically split into two halves lengthwise. Half core was taken as an assay sample. The remaining half core and coarse reject after sample preparation at the analytical laboratories are stored at the Gibraltar Mine. The remaining pulps after analysis are stored at a secure warehouse at Port Kells, British Columbia.

The 2008 sample preparation was performed mainly by Acme, Vancouver (99.5%) and secondly by Eco Tech, Kamloops (0.5%) . The half-core samples were prepared at the respective laboratories using the same specifications. The entire sample was dried, and crushed to 70% passing 10 mesh (<2 mm). A 250 g split was then taken and the samples were pulverized to 95% passing 150 mesh (106 microns). The coarse reject samples were returned to Gibraltar Mine after analysis for long term storage. The sample pulps are retained at the Port Kells BC warehouse of Taseko.

Taseko implemented a rigorous quality control quality assurance (QA/QC) program after taking over the Gibraltar Mine. This QA/QC program was in addition to the QA/QC procedures used internally by the analytical laboratories. The results of this program indicate that analytical results are of high quality and suitable for use in detailed modeling and resource evaluation studies.

From 2006 – 2008 drill hole data was verified, including digitally as well as manually. The validation and verification work performed on the Gibraltar database indicates that it is of good quality and acceptable for use in geological and reserve modeling.

Gibraltar Mine Reserves and Resources

Proven and probable mineral reserves at the Gibraltar Mine have increased by approximately 105 million tons to a total of 472.4 million tons as of December 31, 2008.

One hundred seventy-three new diamond drill holes were completed between July 2007 and September 2008 of which 115 holes were included in the Gibraltar Extension geological model, and this has allowed for further expansion of reserves at the Gibraltar Mine.

The Gibraltar Extension deposit is a body of mineralization on the Gibraltar Mine property which has a shape and structure significantly different from other deposits that occur on the property. Drilling up until the 2008 drilling program had provided details of the northwest and southeast portions of the Gibraltar deposit but the central zone was under-drilled and poorly defined. The 2008 program objective was to test the continuity of mineralization between the two ends and increase drill hole density along the Gibraltar deposit to upgrade the resource model blocks from inferred to measured and indicated category so that proven and probable reserves could be estimated. The Gibraltar Extension reserve estimate involved a detailed re-evaluation of the geological model, generation of pit designs, and an overall mine life schedule.

The reserve estimates for the Gibraltar Extension deposit used long term metal prices of US$1.75/lb for copper and US$10.00/lb for molybdenum and a foreign exchange of Cdn$0.82 per US dollar. The estimates for the balance of the reserves used September 2007 NI 43-101 estimates reduced by actual 2008 mining with long term metal prices of US$1.50/lb for copper, US$10/lb for molybdenum and a foreign exchange of $0.80 per US dollar.

The proven and probable reserves at the Gibraltar Mine as of December 31, 2008 are tabulated in Table 3 below and are NI 43-101 and SEC Guide 7 compliant.

Table 3: Gibraltar Mine Mineral Reserves
at 0.20% Copper Cut-off

Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Connector	Proven Probable	40.4 14.8	0.296 0.271	0.010 0.009
	Subtotal	55.2	0.289	0.010
Gibraltar East	Proven Probable	66.8 33.3	0.286 0.285	0.008 0.013
	Subtotal	100.1	0.286	0.010
Granite	Proven Probable	187.0 25.7	0.324 0.319	0.009 0.009
	Subtotal	212.8	0.323	0.009
Gibraltar Extension	Proven Probable	75.4 29.3	0.352 0.304	0.002 0.002
	Subtotal	104.7	0.339	0.002
Total		472.8	0.315	0.008

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The mineral reserves stated above are contained within the mineral resources indicated in Table 4 below:

Table 4: Gibraltar Mine Mineral Resources
at 0.20% Copper Cut-off

Category	Tons (millions)	Cu (%)	Mo %)
Measured	597.7	0.302	0.008
Indicated	361.0	0.290	0.008
Total	958.7	0.298	0.008

There are also oxide reserves, identified in both the PGE Connector and Gibraltar pits as shown in Table 5 below. These oxide reserves are in addition to the sulphide reserves stated in Table 3 and are contained within the resources contained in Table 4.

Table 5: Gibraltar Mine – Oxide Mineral Reserves as of December 31, 2008
at 0.10% ASCu cut-off

Pit	Tons (millions)	Cu (%)	ASCu (%)
Connector	12.7	0.349	0.151
Gibraltar East	0.5	0.152	0.121
Total	13.2	0.341	0.150

The mineral resource and reserve estimations were completed by Gibraltar mine staff under the supervision of Scott Jones, P.Eng., Vice-President, Engineering, a Qualified Person under NI 43-101 and the author of the Gibraltar Technical Report. Mr Jones has verified the methods used to determine grade and tonnage in the geological model, reviewed the long range mine plan, and directed the updated economic evaluation.

Mining Operations

The Gibraltar Mine is a typical open pit operation that utilizes drilling, blasting, cable shovel loading and large-scale truck hauling to excavate rock. The Gibraltar Mine is planned to enable excavation of sulphide mineralized material of sufficient grade that can be economically mined, crushed, ground and processed to a saleable product by froth flotation. Tailings are pumped to a storage facility.

Rock containing lower grade sulphide mineralization or oxide mineralization is also mined but is not immediately processed. The lower grade sulphide material is stockpiled for later treatment in the mill. In addition, a portion of the low grade sulphide (waste) and all of the oxide material can be leached with sulphuric acid, which is naturally assisted by bacterial action, and the resultant copper sulphate solution can be processed to cathode copper in the Gibraltar Mine’s SX/EW plant. The SX/EW plant was re-commissioned during the first quarter of the fiscal 2007 and operated throughout the 15 months of the 2008 fiscal year.

Construction of the Phase 1 mill expansion was completed in February 2008. The ramp up to the rated processing capacity of 46,000 tpd has been ongoing since completion of the construction phase. Sustained periods of operation at the rated capacity have been more frequent and of longer duration as mill operations personnel continue to refine the metallurgical performance relating to grind size at higher mill throughput rates and metal recovery. The improved performance is evidenced by the recovery increasing from 73.2% in October 2008 to 82.2% in February 2009, a 12% increase.

The Phase 2 expansion program consists of modernizing and increasing the capacity of the regrind, cleaner flotation, and ancillary circuits along with installation of a two-stage tailings pumping system. Phase 2 is designed to increase concentrator capacity from 46,000 to 55,000 tpd. The construction schedule for Phase 2 has been modified as a result of management’s review of capital spending. The regrind mill and cleaner flotation circuits will be completed in the summer of 2009 as they are not cash intensive to complete and they provide very robust payback through increased copper and molybdenum recoveries. Ramp up to 55,000 tpd will occur following completion of the rest of the Phase 2 program and completion of the in-pit crusher and conveyor.

The Phase 3 expansion was designed to increase throughput capacity by a further 30,000 tpd to 85,000 tpd. The engineering for Phase 3 was well advanced and the estimated capital cost had been confirmed at $300 million for mill infrastructure and $50 million for mining equipment. With the exception of upgrading or replacing the molybdenum circuit, the entire project has been deferred as a result of the credit market conditions and copper market outlook. Once the economic conditions improve, the decision to move forward on this next phase of expansion will be reviewed.

Production in 2008

Taseko has changed its fiscal year end from September 30 to December 31. The following table was prepared by the Company and is a summary of the operating statistics for fifteen months ending December 31, 2008 compared to the twelve months ending September 30, 2007. All mining during the fifteen months of fiscal 2008 took place in the Polyanna and Granite pits.

Table 6: Gibraltar Production

	Fifteen months ending December 31, 2008	Twelve months ending September 30, 2007
Total tons mined (millions)[1]	51.8	35.4
Tons of ore milled (millions)	13.6	9.5
Stripping ratio	2.7	2.6
Copper grade (%)	0.351	0.328
Molybdenum grade (%Mo)	0.009	0.011
Copper recovery (%)	75.8	77.5
Molybdenum recovery (%)	31.8	29.6
Copper production (millions lb) [2]	77.1	51.8
Molybdenum production (thousands lb)	841	580

1	Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2	2008 copper production includes 72.5 million lb in concentrate and 4.6 million lb in cathode.

Contracts and Markets

Gibraltar’s copper concentrate has a nominal 28% copper grade and no significant deleterious elements. Gibraltar’s copper concentrate is currently sold at prices based on London Metal Exchange (“LME”) quotations under an agreement with MRI Trading AG (“MRI”) of Switzerland (see “Material Contracts”), which includes 100% of off-take until 2011 and some opportunity for other sales after that time. Although 100% of Gibraltar’s copper concentrate is currently sold to MRI, in the event that MRI was unable to purchase Gibraltar’s copper concentrate as provided in the MRI sales agreement, a liquid market exists. Gibraltar copper cathode is nominally 99.9%+ pure copper, and is currently sold under an agreement with Trafigura AG of Switzerland, which includes provisions for 100% of the cathode production. Gibraltar also has an agreement with Derek Raphael to treat a minimum of 75% of its molybdenum concentrate.

The copper market is volatile and cyclical. Copper is a commodity traded on the LME, the New York Commodity Exchange and the Shanghai Futures Exchange. The price of copper as reported on these exchanges is influenced significantly by numerous factors, including (i) the worldwide balance of copper demand and supply, (ii) rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper, (iii) economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies, (iv) speculative investment positions in copper and copper futures, (v) the availability and cost of substitute materials and (vi) currency exchange fluctuations.

Updated Capital and Operating Cost Estimates

As part of the Gibraltar Technical Report, capital & operating agreement cost estimates were updated. As the majority of the Gibraltar Mine’s facilities are operating, the only capital requirements are for the completion of the phase two mill expansion, the purchase of a new in-pit crusher/conveyor system and sustaining capital to maintain the integrity of the mining and processing equipment. The capital cost estimate for the mill expansion project is based on a thorough assessment that was completed for the feasibility study work in 2007. Sustaining capital is based on planned equipment replacement and upgrades with the costs estimated based on current supplier quotations, recent equipment acquisitions and engineering cost estimates.

The updated capital requirements are detailed in Table 7.

Table 7: Capital Cost Summary Gibraltar Mine – 2008

Area	Total Capital (x $1,000)
Equipment	$70,017
General Sustaining	$118,653
Mill Expansion	$20,000
Total	$208,670

The operating cost estimates in the Gibraltar life of mine plan are based on detailed scheduling of equipment capacities including estimates of average haulage distances and truck cycle times for each year of the plan. These schedules support detailed estimates of equipment operating hour requirements, major overhauls, manpower schedules, and primary inputs including diesel fuel, explosives, electricity, process reagents, etc. All of these factors have been derived from operating experience and reflect current operating parameters, unit costs of supply, and current and anticipated contracts. Updated, average life-of-mine unit operating costs are summarized in Table 8:

Table 8: Operating Cost Summary Gibraltar Mine – 2008

Area	Life of Mine Cost
Mine cost/ton mined	$1.01
Mill and G & A cost/ton milled	$2.71
Total Sulphide Operating cost/ton milled	$6.84

Off site costs for transportation, treatment, and refining are based on current and anticipated contracts.

Production Forecast

The life of mine plan covers a period of twenty three years starting in fiscal 2009 and ending in fiscal 2032. The plan calls for the mining and processing of 472 million tons of ore from four pits: Granite, Gibraltar East, Connector and Gibraltar Extension. The average grade is estimated to be 0.315% copper and 0.008% molybdenum. The average strip ratio over the life of the plan is 3.1:1. The life of mine production requirements are summarized in Table 9 below.

Table 9: Life of Mine Production Units – Gibraltar Mine

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Tonnes Milled	20.1	20.1	20.1	20.1	20.1	20.1	20.1	20.1	20.1	20.1	20.1	20.1
Tonnes Mined	81.1	83.1	85.5	74.3	75.5	82.0	80.6	78.9	82.4	85.4	85.5	85.5

	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Tonnes Milled	20.1	20.1	20.1	20.0	20.0	20.0	20.0	20.0	20.0	20.0	20.0	13.4
Tonnes Mined	85.2	83.9	78.0	90.5	95.0	95.3	94.4	88.8	95.3	88.7	49.4	13.4

The concentrator is forecast to produce 2,571 million pounds of copper in concentrate and 28.8 million pounds of molybdenum in concentrate. The average mill throughput over the remainder of the mine life is approximately 54,573 tons per day.

Sufficient oxide ore was released in late 2006 to warrant restarting the site’s SX/EW plant. The existing oxide reserves will support profitable annual operation of the plant from 2009-2016 and 2021-2026. During the period 2017-2020, the plant will be shut down due to limited supply of oxide material. The mining schedule will release sufficient oxide material from the Connector pit starting in 2021 which will be the primary source of feed for running the SX/EW plant through to the remaining years of the life of the Gibraltar Mine.

Environmental Considerations

There have been no material environmental non-compliance incidents since the mine re-opened.

The current Environmental Protection Permit was last amended on April 12, 2006, and authorizes the discharge of tailings, sewage, and treated acid mine drainage to the tailings pond; tailings, sewage, open pit and waste dump drainage to the Gibraltar East pit.

Permit M-40, covering the reclamation plan and liabilities was last amended January, 2008. The reclamation plan includes a water management, treatment and monitoring program and establishment of vegetation on all areas in order to protect against wind and water erosion and to meet end land use objectives. In 2007, a decommissioning plan provided an assessment of the costs of reclamation and ongoing water treatment which was based on a five year mine plan. Closure costs were estimated to be $28 million, and Gibraltar has contributed $35 million held into a Qualified Environmental Trust fund with HSBC (Trust) Company Canada serving as a reclamation bond for the BC Government.

The Company was permitted by the Government of British Columbia to release $5 million from the Gibraltar Mine reclamation deposit in exchange for security on certain equipment of the Gibraltar Mine.

Subsequent to December 31, 2008, the Company obtained further approval and release $3.9 million from the reclamation deposit.

The reclamation plan and liability due to the additional mineral reserves disclosed in the Gibraltar Technical Report will be evaluated in the next decommissioning plan currently scheduled for 2012 or earlier if required by the Ministry of Energy and Mines.

Other permit considerations relative to the additional reserves described in the Gibraltar Technical Report may include approvals required for route changes to the access road, hydro transmission and water management pipeline, and these approvals will be pursued by the Company as required.

In 2002, Gibraltar and the Cariboo Regional District agreed to develop a landfill site on waste dumps in an area that would not be needed for the future operation of the mine. The landfill will provide reclamation credits to the land it occupies, as well as revenues to support ongoing site management costs. Construction of the landfill was initiated in June 2003 and operations began in October 2003.

The Prosperity Project

Unless stated otherwise, information of a technical or scientific nature related to the Prosperity Project contained in this AIF is summarized or extracted from a technical report entitled “Technical Report, Executive Summary Feasibility Study of the Prosperity Gold – Copper Project” dated October 15, 2007 (the “Prosperity Technical Report”), prepared by Scott Jones, P. Eng. filed on Taseko’s profile on SEDAR at www.sedar.com. Mr. Jones is not independent of Taseko by virtue of being employed by the Company as Vice-President, Engineering.

Property Description and Location

The Prosperity Project is located at latitude 51° 28’ N and longitude 123° 37’ W in the Clinton Mining Division, approximately 125 km southwest of the City of Williams Lake, British Columbia, and consists of 124 mineral claims covering the mineral rights for approximately 121 square km. Of this, six fractional claims were staked in 2008 as part of taking the claims to lease, a process that is currently underway. The six fractional claims are in good standing until October 2009. All other claims are in good standing until April 2011. The claims are 100% owned by Taseko and are not subject to any royalties or carried interests.

The outer boundary of the property has been legally surveyed as part of the process of taking the claims to lease. As this is a relatively new project, there are no existing environmental liabilities on the property. No permits are required for the work (largely related to the environmental assessment process) that is currently underway. When additional site work is required, permit applications will be made. The Company does not hold any surface rights.

The property is located within territory that is the subject of an aboriginal Rights action. The Xeni Gwet’in First Nation has sought an injunction to prevent the provincial and federal governments from issuing any permits that would infringe on their aboriginal right to fish.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access from Williams Lake is via Highway 20 to Lee’s Corner, then via an all-weather main logging haulage road to the site, a total road distance of 192km. The Canadian National railway services Williams Lake and has rolling stock available to move copper concentrates by rail to points of sale in North

America. The City of Williams Lake is sufficiently close and is capable of supplying goods, services, and personnel to a mine.

Multiple high-voltage transmission lines from the existing Peace River hydroelectric power grid are situated 118 km east of the Prosperity Project, a natural gas transmission pipeline is situated 112 km northeast, and ample water is available nearby for a mining operation.

The Prosperity Project is located on the Fraser Plateau in the Taseko Lakes region on the eastern side of the Chilcotin Mountain Range, which forms part of British Columbia’s Coast Mountain Range. The landscape is characterized by the low rounded summits of the Chilcotin Range and moderately sloping upland. The Prosperity Project is located within the Fish Creek and Fish Lake watershed in a broad valley with slopes of moderate relief. Elevations at the site range between 1,450 m and 1,600 m above sea level.

Local climatic conditions are moderated primarily by elevation, aspect, physiography, and the proximity of the area to the Chilcotin Mountains. The annual mean temperature at the Prosperity Project site is estimated to be 2ºC. The coldest months of December and January average -10ºC, and the warmest months of July and August average 13ºC.

Prosperity Project History

Prospectors discovered mineralization in the 1930’s. Exploration continued intermittently and by a variety of operators until about 1991, and included extensive IP, magnetic and soil geochemistry surveys, and 176 percussion and diamond drill holes, totaling approximately 27,200 m. This work helped define the Prosperity project mineralization to a depth of 200 m, and outlined a copper-gold mineralized zone approximately 850 m in diameter.

In 1969, Taseko acquired the Prosperity Project and drilled 12 percussion holes totaling 1,265 m and six diamond drill holes totaling 1,036 m immediately to the south of the area where Phelps had explored, and Taseko discovered significant tonnage grading 0.25% to 0.30% copper.

In 1970, Nittetsu Mining Company optioned the Prosperity Project from Taseko Mines Limited and completed 236 m of core drilling in 4 holes before returning the property to Taseko. In 1972, Taseko tested the property with two additional diamond drill holes totaling 156 m. Quintana Minerals Corporation optioned the property from Taseko in 1973 and completed a 23-hole diamond drill program totaling 4,705 m during 1973-74.

Bethlehem Copper Corp. optioned the Prosperity Project in 1979 and by 1981 had completed 3,225 m of percussion drilling in 36 holes and 10,445 m of diamond drilling in 37 holes. Following the corporate merger of Bethlehem Copper Corp. and Cominco Ltd., Cominco acquired the Bethlehem option agreement on the Prosperity Project. Cominco continued to drill the property, completing 1,620 m of percussion drilling in 19 holes and 3,707 m of diamond drilling in 29 holes over the period 1982 to 1989.

Cominco work programs also included 50 line km of induced polarization, magnetic and soil geochemical surveys. The induced polarization survey outlined a 2 km by 3 km east-west trending zone of high chargeability. Also undertaken was a limited metallurgical testwork program which focused on achieving high copper recovery, with little emphasis on gold recovery, using a conventional copper flotation.

After a period of disagreement with Cominco which included a Court process, Taseko acquired 100% of the Prosperity Project free whatsoever of any royalties or third party interests in 1993 through settlement agreements.

Geological Setting

The Prosperity Project is located within the western-most portion of the Intermontane Belt at the boundary between the Intermontane and Coast morphologic belts. The surrounding area is underlain by poorly exposed, Late Paleozoic to Cretaceous litho tectonic assemblages which have been intruded by plutons of Mid-Cretaceous to Early Tertiary age. The main Coast Plutonic Complex is 50 km southwest of the Prosperity Project area.

The Yalakom Fault is the major fault in the region and lies to the southwest of the deposit on the Prosperity Project. Estimates of Eocene dextral strike-slip offsets for the Yalakom Fault have been postulated variously as ranging from 80 to 190 km, 125 to 175 km or 115 km. It may have imparted some related structural controls that are important to the localization of mineralization at the deposit.

Mineralization

The Prosperity Project hosts a large porphyry gold-copper deposit. The deposit is predominantly hosted in Cretaceous andesitic volcaniclastic and volcanic rocks. In the western portion of the deposit, the host rocks have been intruded by the multi-phase, steeply dipping Fish Creek Stock. The stock is surrounded by an east-west trending, south dipping swarm of subparallel quartz-feldspar porphyritic dykes. The stock and dykes comprise the Late Cretaceous Fish Lake Intrusive Complex that is spatially and genetically related to the deposit. Post mineralization porphyritic diorite occurs as narrow dykes that cross-cut all host rocks. The central portion of the deposit is cut by two major faults, striking north-south and dipping steeply to the west.

Pyrite and chalcopyrite are the principal sulphide minerals in the deposit on the Prosperity Project. They are uniformly distributed in disseminations, fracture fillings, veins and veinlets and may be accompanied by bornite and lesser molybdenite and tetrahedrite-tenantite. Native gold occurs as inclusions in and along microfractures with copper-bearing minerals and pyrite.

Exploration

Up to 1991, exploration programs at the Prosperity Project included extensive IP and magnetic geophysical and soil geochemical surveys, and 176 percussion and diamond drill holes totaling approximately 27,100 m. This work helped define the Prosperity Project mineralization to a depth of 200 m, and outlined a gold-copper mineralized zone approximately 850 m in diameter.

In 1991 Taseko drilled 10 holes totaling 7,506 m in a “cross” pattern to test the core of the deposit on the Prosperity Project over a north-south distance of 550 m. All of the holes intersected continuous significant copper and gold grades and extended the mineralization to 810m below surface. A scoping-level metallurgical testwork program was completed which demonstrated that acceptable gold and copper recoveries could be achieved by bulk sulphide flotation followed by regrinding and conventional copper flotation. Baseline environmental and monitoring studies were initiated by the Company.

Diamond drilling continued in 1992, and by the end of the year an additional 116 HQ and NQ diameter vertical drill holes totaling 60,558 m had been drilled, expanding the deposit to 1400 m east-west, 600 m north-south and to 850 m below surface.

Subsequent to 1993, the Company completed a 12 hole (4,605 m) inclined core drilling program in 1994 to investigate the distribution of fracture controlled gold and copper mineralization in the deposit. In addition, 22 holes (3,171 m) were drilled to investigate geotechnical conditions in the proposed Prosperity Project development areas.

In 1996 and 1997, an additional 107 holes (49,465 m) were completed in order to upgrade the confidence limits of the deposit. Of this total, 20 holes (2,203 m) were drilled vertically and 87 holes (47,262 m) were inclined. These holes significantly increased the density of pierce points in the deposit and added to the geotechnical and geochemical characterization of the rock in the deposit.

Over the 34-year period from 1963 to 1997, a total of 154,631 m has been drilled in 452 holes on the Prosperity Project. Of this total, 273 holes (83,453 m) were drilled vertically and 174 holes (71,178 m) were inclined. Sizes of cored holes have included BQ, HQ, and NQ totaling 148,322 m, with an average drill spacing of 70 m. The balance of 6,309 m is from percussion drilling. There has been no production from the Prosperity Project.

Work on the Prosperity Project was deferred from 2000-2005 first due to low metal prices and then later as the Company turned its attention to re-starting the Gibraltar Mine. In November 2005, work was reactivated on the Prosperity Gold-Copper Project. A pre-feasibility level study was completed in the first quarter of fiscal 2007, and a full feasibility study completed in September 2007.

Sampling and Analysis

A total of 63,937 drill core samples and 1,548 percussion samples have been taken for analysis on the Prosperity Project since 1969. Prior to 1991, a total of 6,905 were taken with an average length of three meters. From 1991 – 1998, 58,580 core samples were taken for assay with an average length of two meters except in instances where this was impractical.

During 1991-1994, drill core was mechanically split, one half of which was submitted for preparation and analysis. Of the total meterage drilled during 1996-97, 42% was subject to whole core sampling, 44% was sampled as sawn half-core, 5% of samples comprised the larger portion of core sawn 80:20. The remaining 9% was cored overburden, which was not generally sampled. In 1998 the samples were half sawn core and the remaining sample was put back in drilling order in the core box. Drill core remaining after sampling was returned to the core boxes, which were racked and stored at the Prosperity Project Site.

In 1991-1998 the drill core was boxed at the drill rig and transported twice daily by company truck to the logging, sampling and sample preparation compound at the Prosperity site. The core was geologically and geotechnically logged, given QA/QC designations, photographed and sampled under the supervision of Taseko geological and engineering staff. Samples were placed in shipping sacks and taken by company truck to Williams Lake and then shipped by commercial carriers to the Vancouver area analytical laboratories.

Taseko implemented a QA/QC program after taking over the Prosperity project in 1991. This was in addition to the QA/QC procedures used internally by the analytical laboratories. The results of this program indicate that analytical results are of high quality and suitable for use in detailed modeling and resource evaluation studies.

Taseko verified the post-1990 portion of the Prosperity Project drill hole database manually in 1992 and 1998, and another independent comprehensive audit and verification of the geology and assay results in 1998 found the geological work for the Prosperity Project to be done in a professional manner and according to industry standard.

Resource Estimates

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted

The mineral resources shown in Table 10 include the mineral reserves shown in Table 11. Resource estimates were based on a gold price of US$575/oz, a copper price of US$1.50/lb and an exchange rate of US$0.80 to Cdn$1.00.

Table 10: Prosperity Mineral Resources
at 0.14% copper cut-off – September 2007

Category	Tonnes (millions)	Gold (g/t)	Copper (%)
Measured	547.1	0.46	0.27
Indicated	463.4	0.34	0.21
Total	1,010.5	0.41	0.24

Reserve Estimates

Cautionary Note to Investors Concerning Reserve Estimates

The following mineral reserves have been estimated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the Exchange Act, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this AIF may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

Table 11: Prosperity Mineral Reserves
at $5.25 NSR/tonne cut-off - September 2007

Category	Tonnes (millions)	Gold (g/t)	Copper (%)
Proven Probable	286 201	0.47 0.37	0.25 0.18
Total	487	0.43	0.22

Mining Operations

During 2008 detailed engineering was performed on the Prosperity Project in order to reduce capital and operating costs thereby counteracting the impact of then rapidly escalating costs being seen in projects worldwide. Engineering included a redesign of the plant site layout, concentrator, maintenance shop, primary crusher, camp/administration complex, miscellaneous infrastructure, and pit development. The revised designs improve energy and operations efficiency to minimize operating costs. Worldwide pressure on costs and availability of infrastructure and equipment has softened substantially since the economic decline at the end of 2008 and the affects of these input parameters on the project are being evaluated.

Financial Analysis

The Prosperity Technical Report was prepared to quantify the Prosperity project’s capital and operating cost parameters and to determine the project’s likelihood of feasibility and optimal production rate. The capital and operating cost estimates that were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management’s opinion, are likely to most directly affect the ultimate feasibility of the Prosperity project. The mineralized material at the Prosperity project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Prosperity project’s mineralization is yet considered to be a reserve under US mining standards as all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Prosperity Technical Report, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. There can be no assurance that any other required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a Prosperity Technical Report, these could be materially different from those contained in the Prosperity Technical Report. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Prosperity Technical Report assumes specified, long-term prices levels for gold and copper. The prices of these metals have historically been volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the price of gold and copper will continue at current levels or that these prices will not decline below the prices assumed in the Prosperity Technical Report. Prices for gold and copper have been below the price ranges assumed in Prosperity Technical Report at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

The highlights of the Prosperity Project are as follows:

  Located near existing infrastructure in south-central British Columbia;

  Pre-tax net present value of Cdn$260 million at 7.5% discount rate;

  Pre-tax internal rate of return of 12% with a 6 year payback from start of production;

  20 year mine life at a milling rate of 70,000 tonnes/day;

  Life of mine strip ratio of 0.8:1;

  Total pre-production capital cost of Cdn$807 million;

  Operating cost of Cdn$6.26 per tonne milled over the life of mine; and

  Mine site production costs net of gold credits of US$0.43/lb Cu.

The development plan incorporates activities during a pre-production period of two years which include construction of the electricity transmission line; upgrading and extension of current road access and mine site clearing; site infrastructure, processing, and tailings starter dam construction; removal and storage of overburden; and pre-production waste development. The mine plan utilizes a large-scale conventional truck shovel open pit mining and milling operation. Following a one and a half year pre-strip period, total material moved over years 1 through 17 averages 146,000 tonnes/day at a strip ratio of 1.2:1. A declining net smelter return cut-off is applied to the mill feed, which defers lower grade ore for later processing. The lower grade ore is recovered from stockpile for the final three years of the mine plan. The life of mine strip ratio including processing of lower grade ore is 0.8:1. Ore has been scheduled to provide 25.5 million tonnes of ore to the primary crusher annually. Taseko has not had any discussions with smelters or other potential buyers at this stage as it would be premature to do so.

Environmental Assessment

The Ministry of Environment of British Columbia accepted Taseko’s Environmental Assessment report as complete on March 13, 2009 and is moving forward under provisions of the Environmental Assessment Act with an Environmental Assessment Office (“EAO”)-led review of this Project. The Canadian Environmental Assessment Agency (“CEAA”) and the B.C. EAO are collaborating on their respective federal and provincial environmental assessment processes in a coordinated manner. The EA review is mandated by law to be completed 180 calendar days after the acceptance, date noted above. Federal and provincial government decisions on proceeding with the Project will be made following completion of the Environmental Assessment process.

Non Material Projects

The Harmony Project

Gibraltar Mines Ltd, a subsidiary of Taseko Mines Limited, acquired the Harmony gold project in October 2001 through a transaction with Continental Minerals Corporation (formerly Misty Mountain Gold Ltd.) for consideration of $2.23 million in cash and the issuance of preferred shares in Gibraltar’s capital stock. Details of the exchange terms of these preferred shares can be found in the 2003 Annual Information Form filing by Taseko at www.sedar.com and in the notes to its December 31, 2008 audited financial statements.

As there has not been significant exploration or development conducted on the Harmony project for several years, due to historically low gold prices the Harmony Gold Property was written down to a nominal value in 2004.

Location, Access and Infrastructure

The Harmony project is located at latitude 53o 31’ N and longitude 132o 13’ W in the Skeena Mining Division, on Graham Island, Queen Charlotte Islands (also known as Haida Gwaii), on the north-western coast of British Columbia, Canada.

Property Description

The Harmony project comprises of 58 mineral claims and 177 square km.

Exploration History

Prospectors discovered mineralization at Harmony in 1970. The project claims were optioned by various companies during the period 1970 to 1975, which carried out geological mapping, geochemical surveys and minor drilling. Consolidated Cinola Mines Ltd. acquired the ground in 1977 and, with partners, carried out detailed drilling totalling 30,116 meters in 231 holes by 1984. In 1981, 465 meters of an underground drift and crosscuts were excavated for a metallurgical bulk sample. A 45 tonne per day pilot mill was established to treat about 5,200 tonnes of material and in 1982 a feasibility study for a 10,000-15,000 tonnes per day operation was completed. From 1986 to 1988, City Resources drilled 83 diamond drill holes and 64 reverse-circulation drill holes, totalling 13,356 meters, and completed 117.6 meters of underground development to obtain a bulk sample, conducted bench scale metallurgical testing, and developed open pit scenarios for the project. Barrack Gold of Australia acquired City Resources and the project in 1989, however Barrack subsequently was put into bankruptcy and City Resources was acquired in the early 1990’s by a new group of investors who renamed the company to Misty Mountain Gold Ltd. From 1989 – 1999, additional drilling, metallurgical and engineering studies were carried out at the Harmony project.

Geology and Mineralization

The Harmony project hosts the Specogna epithermal gold deposit, controlled by the Sandspit fault. Dacite dykes of Tertiary age have intruded along the fault. Contemporaneous, pervasive silicification, hydrothermal brecciation, stockwork and banded quartz veining and gold mineralization have developed along the hanging wall of the fault. This extends for a strike distance of at least 800 meters, eastwards from the fault at least 200 meters and to a depth of at least 240 meters. Pyrite and marcasite are the dominant metallic minerals. Gold occurs as native gold and electrum, which are commonly visible. Silver is also present as an alloy with gold.

Sampling and Analysis

Details of sampling and analysis of drill cores are described in the 2004 Annual Information Form. Sample pulps are stored in the Company’s warehouse at Port Kells, BC. Drill core is stored at site.

Estimates of Mineralization

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This section uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Mineral resources that are not mineral reserves do not have demonstrated economic viability. None of the following mineralization has been demonstrated to be ore nor is considered to be a mineral reserve. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. See “Risk Factors”.

In 2001, measured and indicated resources were estimated by the Company based on various reports to be 64 million tonnes grading 1.53 grams Au/tonne, containing approximately 3 million ounces of gold. There were also inferred resources estimated of 21 million tonnes grading 1.04 grams Au/tonne. The estimates were done at a 0.60 grams Au/tonne cut-off.

Aboriginal (or “First Nations”) Issues

The Queen Charlotte Islands-Haida Gwaii, including the area surrounding the Harmony Gold Project, is subject to aboriginal peoples’ land claims. Aboriginal land claims are subject to the B.C. Treaty Commission Legislation and the B.C. Treaty Commission, both established in 1993.

Plans for 2009

In late 2007, after completion of the Queen Charlotte-Haida Gwaii Land and Resource Management Plan designated the area in which the Harmony project is located as a mineral development zone, Taseko initiated a review of the metallurgical flow sheet and prior mine development planning to establish further work programs. The Harmony project is being maintained in good standing but further technical work is being deferred pending an improvement in capital markets.

The Aley Niobium Project

Property Acquisition

In June 2007, Taseko acquired 100% of the Aley niobium project in northern British Columbia through the acquisition of all the issued and outstanding shares in the capital of a private company, for a total cash consideration of $1,500,000 and 894,730 common shares then valued at $2,970,000. Taseko purchased the residual net smelter royalty for a total cash consideration of $300,000 and the issuance of units having a value at the time of $835,200 (consisting of 240,000 common shares and 120,000 warrants). Each warrant is exercisable for one common share at $3.48 until June 4, 2009.

Niobium is a metal used in making high strength steels required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications. The metal is currently selling for $30/kg and the market is growing at 5-8% per year. Currently, the world supply is dominated by only two producers: CBMM, a Brazilian miner and Iamgold which operates the Niobec Mine in Quebec.

Location, Access and Infrastructure

The property is located in the Omineca Mining Division in British Columbia, Canada, centred at Latitude 56 degrees 27 minutes north and longitude 123 degrees 13 minutes west. Logging roads from Mackenzie, BC lead to the Ospika Logging Camp on the east side of Williston Lake. The property is located near the shore of the lake, about 30 km from the Ospika Camp and is currently accessed via helicopter.

Property Description

The Aley project consists of 13 contiguous claims that cover 5,668 hectares.

Aley Project History

A previous operator identified six zones from surface exploration, which included mapping, sampling and trenching. Twenty holes, totaling 3,058 meters were drilled in 1985-86. Of these, 16 were drilled in the Saddle, Saddle West and Central zones.

In 2004, another operator took samples from trenches for metallurgical testing. Approximately 1200 kilograms of material was collected from three sites – two in the Central zone and one from the Saddle zone. Sample analysis was done by Process Research Associates (PRA), and test work was similar to that developed for the Niobec mine in Quebec. The test work included de-sliming, magnetic separation, carbonate rougher flotation, niobium rougher and scavenger flotation, and the first and second niobium rougher and cleaner flotation stages. Enough work was completed to bench mark reagent use and operating conditions for unit processes. The preliminary work indicated that recoveries of approximately 65% were achievable.

Geology

The Aley project hosts an ovoid carbonatite complex, 4.4 km in diameter, that intruded Cambro-Ordovician sedimentary rocks in mid Mississippian time. Two major units – an outer quartz-albite syenite and an inner carbonatite core – define the complex. The syenite comprises massive units and breccias, and the carbonatite has both dolomite and calcite phases. Niobium (Nb) occurs in the mineral pyrochlore, as crystals that precipitated from the carbonatite magmas, and has also been altered to other niobium bearing minerals such as fersmite (Nb-oxide) and columbite (Fe-bearing Nb-Tantalum oxide). Niobium mineralization occurs in subvertical to moderately inclined bands that probably formed at the edges of the magma chamber, and which were elongated during intrusion into the sedimentary rocks.

Of the six known mineralized zones, the best results were derived from the Saddle, Saddle West (which appears to be an offshoot of the Saddle zone) and Central zones. The Saddle/Saddle West zone appears to be fersmite/pyrochlore rich whereas the Central zone hosts columbite mineralization associated with magnetite.

Recent Exploration

Taseko completed an initial exploration program on the Aley deposit in 2007 that included 11 diamond drill holes to check the results of the 1985-86 drilling program and to plan for the next phase of exploration work. No work was done on the Aley project in 2008 and the Aley project is being maintained in good standing. Further technical work has been deferred pending a recovery in the capital markets.

Risk Factors

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Taseko and could cause the Company’s operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company.

You should carefully consider the risk factors set out below along with the other matters set out in this AIF. The operations of the Company are speculative due to the high risk nature of its business which is the operation, exploration and development of mineral properties. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans.

Current Global Economic Conditions

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede the Company’s access to capital or increase its cost of capital. Since 2007, the U.S. credit markets experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market and a decline in the value and credit quality of mortgage-backed securities. Other adverse events include delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions worsened in 2008 and are continuing in 2009, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions. Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

These market disruptions have had a significant material adverse impact on companies in many sectors of the economy and have limited their access to capital and credit. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase the Company’s cost of obtaining, financing for its operations. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the Company’s business, financial condition and results of operations.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these factors continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Company to obtain loans and other credit facilities in the future and on favourable terms. If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares could be adversely affected.

Volatility in Metals Prices

The profitability of the Gibraltar Mine and the financial results, exploration, development and mining activities on the Company’s other properties, are directly related and sensitive to the market price of copper, gold, molybdenum and other metals. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including global supply and demand, expectations with respect to the rate of inflation, the exchange rates of the United States dollar to other currencies, interest rates, forward selling by producers, production and cost levels in major producing regions, global or regional political, economic or financial situations and a number of other factors such as the sale or purchase of commodities by various commodity traders, production costs of major mineral producing countries and the cost of substitutes.

Financing

The Company has been successful at financing its projects and operations over the years. However, the Company’s ability to continue its exploration, assessment, development and operational activities will depend on the resource industry generally, which is cyclical in nature, and which may, in turn, affect the Company’s ability to attract financing, including joint venture financing, debt or bank financing, equity financing or production financing arrangements. Failure to obtain, or difficulty or delay in obtaining, requisite financing could result in delay of certain projects or postponement of further exploration, assessment or development of certain properties or projects. Financing through the issuance of equity will result in dilution of existing shareholders.

The Company has US$30,000,000 in convertible bonds that have a one-time “put” right to be redeemed at 100.6% by the bondholders in August 2009. If this “put” right is exercised and the obligation becomes due, there is no assurance that the Company will have sufficient cash flow from operations to repay the bonds. Should the Company be unable to repay the bonds when due, the Company will be required to renegotiate or refinance the bonds at terms which may be unfavourable to the Company.

Taseko’s Prosperity Project Requires Environmental Assessment Review

A feasibility study of the Prosperity Project was completed in September 2007, the results of which suggest the mineralization can be classified as mineral reserves, using long term metal price assumptions. However the Prosperity Project is currently under an environmental assessment review process which is a legal pre-requisite to obtain a mine development certificate. Failure to obtain such a certificate in a timely manner or at all will delay or even lead to abandonment of the Prosperity Project which would likely negatively affect the Company’s share price.

Furthermore, the feasibility assumes specified, long-term price levels for gold and copper. The prices of these metals have historically been volatile, and the Company has no control of or influence on its price, which is determined in international markets. There can be no assurance that the price of gold or copper will remain at current levels or that it will not decline below the prices assumed in the feasibility study.

The Prosperity Project will require substantial financing, including a possible combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those typical of very large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental regulation, and accommodation of local and community concerns. The economics of the feasibility study are sensitive to the US Dollar and Canadian Dollar exchange rate, and this rate has been subject to large fluctuations in the last several years.

Increased Costs Could Affect Profitability

The cash cost of production is frequently subject to great variation from one year to the next due to a number of factors, such as changing strip ratios, ore grade, metallurgy, cost of supplies and services (for example, electricity and fuel) and the exchange rate of supplies and services denominated in foreign currencies. If these costs used in connection with the Company’s operations were to increase significantly, and remain at such levels for a substantial period, the Company’s cash flows from operations may be negatively affected. The Company prepares estimates of future production and unit cash costs of production for particular annually. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in operating or capital costs could have adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Taseko’s Harmony Project and Aley Project Contain No Known Reserves of Ore

Although there are known bodies of mineralization on the Harmony and Aley Projects there are currently no known reserves or body of commercially viable ore and additional work is required before Taseko can ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Taseko makes on these properties do not result in discoveries of commercial quantities of ore, the exploration and acquisition expenditures will be written off and the value of Taseko stock could be negatively impacted. Under SEC reserve recognition rules, the Prosperity Project does not contain any reserves.

Exchange Rate Risk

The Company is subject to currency exchange rate risk because prices of copper and molybdenum are denominated in United States dollars and, accordingly, the Company’s revenues will be received in United States dollars. The Company’s expenses are almost entirely in Canadian dollars. The Company currently does not engage in foreign exchange hedging. Any strengthening in the Canadian dollar will negatively impact the profitability of the Company’s mining operations.

Uncertain Project Realization Values

The Company annually undertakes a detailed review of the life-of-mine plans for its operating properties and an evaluation of the Company’s portfolio of development projects, exploration projects and other assets. The recoverability of the Company’s carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property.

Factors which may affect carrying values include, but are not limited to: copper, molybdenum and gold prices; capital cost estimates; mining, processing and other operating costs; grade and metallurgical characteristics of ore; and mine design and timing of production. In the event of a prolonged period of depressed copper prices, the Company may be required to take additional material write-downs of its operating and development properties.

General Mining Risks

Mining is an inherently risky business with large capital expenditures and cyclical metals markets. Factors beyond the control of Taseko will affect the marketability of any minerals discovered and mined. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered at the Prosperity Project and the Harmony Project, a profitable market will exist for the sale of minerals produced by Taseko. Factors beyond the control of Taseko may affect the marketability of any substances discovered. Metal prices, in particular copper, molybdenum and gold prices, have fluctuated widely in recent years. Prices are determined in international markets over which the Company has no influence.

The operations of Taseko may require licenses and permits from various governmental authorities. There can be no assurances that Taseko will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at its projects.

Although the Company maintains high environmental standards for all of its projects, there are almost always public concerns about new mining projects and any significant public opposition to the Prosperity Project will increase the likelihood that its development is delayed or prevented.

Taseko also competes with many companies possessing far greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

Typical mining risks are also that estimated reserves are not of the size or grade estimated, adverse geological or ground conditions can impact operations, adverse weather conditions, potential labour problems, and availability and cost of equipment procurement and repairs.

Taseko’s Share Price is Volatile

In recent years, the market price of a publicly traded stock, especially a resource issuer like Taseko, has experienced a high level of price and volume volatility. Taseko shares have ranged between $0.36 and $20.00 in the last 18 years and between approximately $6.28 and $0.69 in the last three years.

The wide fluctuation in market prices of securities may not necessarily be related to the operating performance, underlying asset values or prospects of the Company. Other factors impacting share prices may include the strength of the economy, market perceptions of the attractiveness of particular industries, and the breadth of the public market for the stock. The price of securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment. The effect of these and other factors on the market price of the common shares on the TSX and the NYSE Amex suggests Taseko’s shares will continue to be volatile.

Environmental Considerations

An amount of $32.9 million (in 2005 dollars) was estimated for the existing reclamation liability related to the Gibraltar Mine, and this figure is not free from uncertainty. Mining always entails risks of spills, pollution, reclamation, and other liabilities and obligations, which like other mining companies, may adversely affect Taseko. If these challenges are not properly assessed or if rules become more onerous, Taseko could be materially adversely affected.

Significant Potential Equity Dilution

Taseko had 8,738,384 share purchase options in-the-money at March 27, 2009. In addition, Taseko shares potentially issuable on convertible bonds (8,955,244), warrants (9,085,714) and shares potentially issuable in 2011 on conversion of Gibraltar’s class of Preferred Shares issued for the Harmony project as described under Item 7 below. All of the foregoing may likely act as an upside constraint on the trading price of Taseko’s shares.

ITEM 6.        DIVIDENDS

The Company has paid no dividends in any of the three fiscal years ending December 31, 2008. The Company does not pay dividends and has no plans to do so in the foreseeable future.

ITEM 7.        DESCRIPTION OF CAPITAL STRUCTURE

Taseko’s share capital consists of one class of no par value common shares.

Common Shares

There are unlimited common shares authorized and 153,187,116 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2008. As of March 27, 2009, there were 153,187,116 common shares issued and outstanding as fully paid and non-assessable (181,190,772 fully diluted excluding Gibraltar Preferred Shares). The accompanying audited consolidated financial statements provide details of all share issuances effected by Taseko in the issue price per share since October 1, 2007.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Taseko rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup.

There are no constraints imposed on the foreign ownership of securities of Taseko.

To the knowledge of the Company, Taseko’s debt securities have not received any ratings from any rating organization.

Gibraltar Tracking Preferred Shares (Exchangeable for Taseko Common Shares)

In 2002, Gibraltar Mines Ltd., Taseko’s primary subsidiary, issued 12,483,916 series “A” non-voting tracking preferred shares (“Gibraltar Preferred Shares”) which are convertible into Taseko common shares by no later than 2011. These shares were issued to Continental Minerals Corporation (previously named Misty Mountain Gold Limited) as part of the Company’s acquisition of the Harmony Gold Property. All of Gibraltar’s common shares are owned by Taseko.

The Gibraltar Preferred Shares are designed to track and capture the value of the Harmony Gold Property and will be redeemed for common shares of Taseko upon a realization event, such as a sale to a third party or commercial production at the Harmony Gold Property, or at the option of Gibraltar, if a realization event has not occurred within ten years (2011). The tracking preferred shares are redeemable at specified prices per common share of Taseko starting at $3.39 and escalating by $0.25 per year, currently at $5.14 (as of December 31, 2008). If a realization event does not occur on or before October 16, 2011, Gibraltar is required to redeem the Gibraltar preferred shares for Taseko common shares at a deemed price equal to the greater of the average 20 day trading price of the common shares of Taseko and $10.00. The Taseko common shares to be issued to Continental upon a realization event will in turn be distributed pro-rata, after adjustment for any taxes, to the holders of redeemable preferred shares of Continental that were issued to Continental shareholders at the time of the Arrangement Agreement.

Convertible Bonds

On August 29, 2006, the Company issued U.S. $30,000,000 7.125% Convertible Bonds (“Bonds”), which mature in 2011. The material agreements related to the Bonds (all dated August 29, 2006) are the Trust Deed between Taseko and The Law Debenture Corporation PLC (the “Trustee”) governing the Bonds, and the Paying and Conversion Agency Agreement between Taseko and Citibank N.A. and the Trustee governing the payment of interest and convertibility of the Bonds .

The Bonds are convertible into the Company’s common shares. The Bonds constitute direct, unsubordinated, unsecured, general and unconditional obligations of the Company. The Bonds were issued at 100% and, if not converted, will be redeemed at maturity at 101%. The Bonds carry a coupon interest rate of 7.125% per annum. The Bonds have a “put” right in August 2009 to be redeemed at 100.6%, accordingly, the Bonds have been classified as current liabilities as at December 31, 2008. However, the Company has not received any indication from the holders of the Bonds with regards to their intention to exercise the “put” right to date.

The Bonds are convertible at the holder’s option after 40 days from issuance until August 19, 2011 at a conversion price of US$3.35, or up to 8,955,224 common shares of the Company, which was a premium of approximately 40% over the trading price of the Company’s shares at the time of closing of the Bond issuance. At any time after September 12, 2008, the Company will have the right to call for the conversion of the Bonds into the number of shares as set out above, so long as the Company’s shares trade at least 50% above the conversion price for at least 20 business days in any period of 30 consecutive business days (see “Material Contracts” – Item 15).

ITEM 8.        MARKET FOR SECURITIES

The following table shows the high and low trading prices and average daily trading volume of the common shares of Taseko on the Toronto Stock Exchange (TSX) for the periods listed.

			Average Daily
	High	Low	Trading Volume
	(Cdn$)	(Cdn$)
Monthly
March 2009 (to March 27)	1.79	0.96	513,300
Feb-09	1.25	0.94	212,000
Jan-09	1.37	0.75	253,600
Dec-08	0.97	0.66	335,800
Nov-08	1.38	0.8	373,400
Oct-08	2.09	0.75	740,900
Sep-08	3.15	1.81	550,800
Aug-08	3.85	2.78	392,900
Jul-08	5.16	3.61	202,900
Jun-08	5.53	4.54	339,800
May-08	5.55	4.57	232,600
Apr-08	5.86	5.03	253,500
Mar-08	6.31	4.6	705,600
Feb-08	5.38	3.5	593,200
Jan-08	5.25	3.54	330,700
Dec-07	5.36	4.23	297,400
Nov-07	5.73	4.35	342,300
Oct-07	6.1	4.87	621,000

The following table shows the high and low trading prices and average daily trading volume of the common shares of Taseko on the NYSE Amex for the periods listed.

	High	Low	Average Daily
	(USD$)	(USD$)	Trading Volume
Monthly
March 2009 (to March 27)	1.45	0.75	1,109,100
Feb-09	1.06	0.75	694,000
Jan-09	1.17	0.59	1,158,400
Dec-08	0.79	0.55	914,000
Nov-08	1.19	0.62	862,700
Oct-08	2.00	0.54	1,320,700
Sep-08	2.96	1.74	1,229,700
Aug-08	3.79	2.61	1,408,300
Jul-08	5.13	3.51	1,000,600
Jun-08	5.46	4.46	1,043,100
May-08	5.54	4.64	1,434,300
Apr-08	5.78	4.90	1,947,800
Mar-08	6.40	4.74	2,672,500

	High	Low	Average Daily
	(USD$)	(USD$)	Trading Volume
Feb-08	5.49	3.45	1,920,800
Jan-08	5.29	3.39	992,900
Dec-07	5.32	4.20	1,079,400
Nov-07	6.20	4.34	1,389,300
Oct-07	6.27	5.03	1,521,300

ITEM 9.        ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON ESCROW

There are no shares of Taseko held in escrow or subject to contractual restrictions on transfer.

ITEM 10.     DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and senior officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Taseko are as follows. Except where indicated, each director and senior officer of Taseko has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

Name, Position and	Period a Director and/or
Country of Residence	Officer of Taseko

William Armstrong, Director North Vancouver, British Columbia	Since May 2006

Brian Battison, Vice President Corporate Affairs Tsawassen, British Columbia	Since September 2007

David J. Copeland, Director Vancouver, British Columbia	Since March 1994

T. Barry Coughlan, Director Vancouver, British Columbia	Since February 2001

Scott D. Cousens, Director Vancouver, British Columbia	Since December 1995

Robert A. Dickinson, Director Lions Bay, British Columbia	Since January 1991

David Elliott, Director Vancouver, British Columbia	Since July 2004

Russell E. Hallbauer, President, Chief Executive Officer and Director West Vancouver, British Columbia	Since July 2005

Scott Jones, Vice President, Engineering North Vancouver, British Columbia	Since December 2007

Wayne Kirk, Director Orcas, WA , USA	Since July 2004

Peter Mitchell, Chief Financial Officer West Vancouver, British Columbia	Since September 2008

Name, Position and	Period a Director and/or
Country of Residence	Officer of Taseko

John W. McManus, Senior Vice President, Operations West Vancouver, British Columbia	Since October 2005

Ronald W. Thiessen, Chairman of the Board and Director West Vancouver, British Columbia	Since October 1993

Trevor Thomas, Secretary Vancouver, British Columbia	Since July 2008

At the annual general meeting held in March 2008, all directors listed above were re-elected to a term of office expiring at the next annual general meeting of Taseko, which is currently scheduled for June 2009. Some of the directors serve together on a number of boards of other publicly listed companies. Jeffrey Mason resigned from the position as Chief Financial Officer and Secretary of the Company on June 30, 2008 and retired from the Board of Directors on July 14, 2008. Trevor Thomas was appointed Secretary or the Company as of July 18, 2008. Peter Mitchell was appointed Chief Financial Officer of the Company as of September 15, 2008.

Although the directors oversee the management of Taseko’s affairs, a cost sharing arrangement exists between a number of the public resource companies on which several of the directors serve pursuant to a corporate services agreement with Hunter Dickinson Services Inc. (“HDSI”) dated June 1, 2008. HDSI is a private company owned equally by several public companies including Taseko. HDSI provides executive, engineering, geological and administrative services to, and incurs costs on behalf of, these companies and allocates the full costs to them (see Item 15).

All officers have a term of office lasting until their removal or replacement by the Board of Directors however there are certain services agreements in place with respect to these persons which will affect any termination of services. The President and CEO is currently employed by HDSI and provides services to the Company under the terms of the corporate services agreement (see “Material Contracts”).

Principal Occupations and Other Information about Taseko’s Directors and Management

WILLIAM P. ARMSTRONG, P.Eng. – Director

Mr. Armstrong earned his Bachelors and Masters degrees in Geological Engineering from the University of British Columbia and has more than 45 years experience in the mining industry. He recently retired from Teck Cominco Ltd., where he was General Manager, Resource Evaluations, and responsible for the evaluation of potential acquisitions and divestitures. He was also responsible for the Teck Cominco’s mineral reserves and resources. During his career with Cominco Ltd., and Teck Cominco Ltd., Mr. Armstrong has been involved in feasibility studies, construction and operation of a large number of mines, including coal deposits, underground and open pit base metal mines and precious metal mines.

Mr. Armstrong is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	June 2006	Present
Hansa Resources Limited	Director	August 2008	Present

BRIAN BATTISON – Vice President, Corporate Affairs

Brian Battison is responsible for all matters relating to corporate and public affairs, including government and community relations, First Nations liaison, sustainability and economic and social responsibility. Mr. Battison is a public affairs specialist with over 25 years of practical experience in policy development, issue management and communication in both the private and public sectors. He has been a senior political and policy advisor for the government of British Columbia, served as Interim President & CEO of the Mining Association of BC and spent more than a decade operating a private full service communications consulting firm specializing in strategic planning, program development, implementation and evaluation in the areas of mining and resource development, electrical energy, and health care.

DAVID J. COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Services Inc. provides services. He is also a director of Hunter Dickinson Services Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	March 1994	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	January 2008	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	March 2008
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	September 2006	Present
	Chief Executive Officer	September 2006	September 2007
	Chairman	September 2007	Present

T. BARRY COUGHLAN, BA – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	February 2001	Present
Amarc Resources Ltd.	Director	February 2009	Present
Continental Minerals Corporation	Director	May 2006	December 2006
Farallon Resources Ltd.	Director	March 1998	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present
AMS Homecare Inc.	Director	November 2001	November 2004

SCOTT D. COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1992	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008

ROBERT A. DICKINSON, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for which Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	August 2006	February 2009
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006

DAVID ELLIOTT, B.Comm., ICD.D, FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Currently, Mr. Elliott is a director and audit committee chairman of Northern Dynasty Minerals Ltd., Taseko Mines Limited, Anooraq Resources Corporation and Great Basin Gold Ltd.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
StorageFlow Systems Corp.	President	May 2002	June 2004

RUSSELL E. HALLBAUER, P.Eng. – President, Chief Executive Officer and Director

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation’s Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck’s three operating coal mines in British Columbia. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco’s interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director, President and Chief Executive Officer	July 2005	Present
Northern Dynasty Minerals Ltd.	Director	April 2008	Present

SCOTT JONES, P.Eng. – Vice President, Engineering

Scott Jones has 25 years of experience in the mining industry, most recently as a Senior Mining Engineer for Teck Cominco where he was involved in property valuation and feasibility studies. He has also held various senior positions in both underground and open pit operations for Teck Cominco and at Barrick Gold’s Hemlo Operations. He has a B.Sc. in Mine Engineering from McGill University.

WAYNE KIRK, LLB – Director

Mr. Kirk is a citizen of the United States and is a resident of the state of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Gabriel Resources Ltd.	Director	June 2008	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present

PETER MITCHELL, CA – Chief Financial Officer

Peter Mitchell is a Chartered Accountant with degrees in Economics (BA) and Business Administration (MBA) from the University of British Columbia. He has extensive experience with private equity portfolio companies through acquisitions, integrations and greenfield initiatives and financing activities.

Mr. Mitchell is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Chief Financial Officer	September 2008	Present

JOHN W. McMANUS, P.Eng. – Senior Vice President, Operations

John W. McManus holds a Bachelor of Science degree in mining engineering from the Colorado School of Mines and a Technologist Diploma in Mining from the British Columbia Institute of Technology.

Mr. McManus has worked in the mining industry in British Columbia for 25 years where he has gained experience in mine operations, mine engineering and environmental management. Most recently, he was the General Manager, Coal Mountain Operations at Elk Valley Coal Corporation. Prior to that, Mr. McManus was the Mine Manager at Teck Cominco’s coal mining joint venture Bullmoose operation, General Superintendent at the Elkview coal mine and Superintendent of Engineering at the Quintette operation. His past experience also includes five years working in operations and engineering at the Highland Valley and Lornex copper mines and three years working in gold exploration in Yukon, British Columbia, and California.

Mr. McManus is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Vice President, Operations	October 2005	December 2007
	Senior Vice President, Operations	December 2007	Present

RONALD W. THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief	September 2000	August 2007
Executive Officer
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director and Chairman	August 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Diamonds Inc.	Director	November 2000	September 2007
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	September 2007
Tri-Gold Resources Corp.	Director	July 1992	December 2006

TREVOR THOMAS, LLB – Secretary

Trevor Thomas has practiced in the areas of corporate commercial, corporate finance, securities and mining law since 1995, both in private practice environment as well as in house positions and is currently in-house counsel for Hunter Dickinson Inc. Prior to joining Hunter Dickinson Inc., he served as in house legal counsel with Placer Dome Inc.

Company	Positions Held	From	To
Taseko Mines Limited	Secretary	August 2008	Present
Amarc Resources Ltd.	Secretary	February 2008	Present
Anooraq Resources Corporation	Assistant Secretary	November 2007	Present
Continental Minerals Corporation	Secretary	February 2008	Present
Farallon Resources Ltd.	Secretary	December 2007	Present
Northern Dynasty Minerals Ltd.	Secretary	February 2008	Present
Rockwell Diamonds Inc.	Secretary	February 2008	Present

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of Taseko is as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer.

Potential For Conflicts of Interest

Several Directors of Taseko also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that as a consequence of his activity in the mineral industry and serving on such other boards that a Director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the Directors of Taseko and the directors of one or more such other companies (many of which are described in this Item 10) may also agree to allow joint participation on Taseko’s properties or the properties of that other company. Accordingly, situations may arise in the ordinary course which involve a Director in an actual or potential conflict of interest as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on which the director serves. In all such events, any director who might have a disclosable financial interest in a contract or transaction by virtue of office, employment or securityholdings or other such interest in another company or in a property interest under consideration by the Taseko Board, would be obliged to abstain from voting as a Taseko Director in respect of any transaction involving that other company(s) or in respect of any property in which an interest is held by him. The Directors will use their best business judgment to help avoid situations where conflicts or corporate opportunity issues might arise and they must at all times fulfill their duties to act honestly and in the best interests of Taseko.

ITEM 11.           PROMOTERS

Not applicable.

ITEM 12.           LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Taseko is currently involved in a proceeding against the current owner of the Boliden debenture, NVI, in respect of damages owing from certain tax liabilities in connection with the terms of the 1999 acquisition agreements in the amount of approximately $3.5 million (see “Gibraltar Mine History”).

In April of 2006, Gibraltar obtained a permit under the Environmental Management Act to release water from its tailings impoundment into the Fraser River. That Permit is currently the subject of an appeal to the Environmental Appeal Board by an aboriginal group in the Williams Lake area. That appeal is presently partly completed, with five days of evidence having been heard in Williams Lake in December 2006, and a further eight to ten days of evidence in January 2007. While the Respondent to the appeal is the Director under the Environmental Management Act, Gibraltar has participated in the appeal as an affected party. Although the outcome of litigation can never be predicted with certainty, the assessment of management is that it is most likely that the permit will be upheld. If the permit were not upheld then the assessment of management is that the most likely result would be that Gibraltar’s ability to discharge the water would be delayed for a period of time, rather than never being able to discharge water at all.

Taseko’s subsidiary Gibraltar has initiated an arbitration against its previous concentrate buyer claiming that the buyer is not acting reasonably in connection with adjustment amounts owing to Gibraltar. It is Gibraltar’s position that some payment time accommodation for the approximately $20 million amounts due to the buyer is warranted under a good faith negotiation clause in the concentrate sale agreement due to the precipitous collapse of copper prices in late 2008. The amounts due have been accrued on Gibraltar’s books and what is primarily in dispute is the timing of the payment obligation.

ITEM 13.           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any material transaction of the Company other than as set out herein.

Hunter Dickinson Services Inc. (“HDSI”) is a private company owned equally by several public companies, one of which is Taseko. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. A member of the Company’s senior management is employed by HDSI rather than by Taseko directly.

ITEM 14.           TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

ITEM 15.           MATERIAL CONTRACTS

Taseko’s material contracts are as follows:

(a)	Red Mile Royalty Sale Agreements dated September 29, 2004 (see “Description of Business – The Gibraltar Mine - Red Mile Royalty Sale Agreements”):

i)

Royalty Agreement among, inter alia, Gibraltar and Wilshire (GP) No. 2 Corporation, in its own capacity and in its capacity as general partner on behalf of all the limited partners of Red Mile Resources No. 2 Limited Partnership (“Red Mile”), pursuant to which Gibraltar sold to Red Mile a royalty (the “Royalty Interest”) for $67,357,000 (the “Purchase Price”);

ii)

Call Option Agreement among, inter alia, 688888 B.C. Ltd. (“688888”), a wholly-owned subsidiary of Taseko, and Red Mile Resources Inc., in its capacity as general partner on behalf of all of the partners of Red Mile Resources Fund Limited Partnership (“RMRF”), pursuant to which 688888 has an option to, directly or indirectly, re-acquire the Royalty Interest by acquiring from Red Mile the Royalty Interest or from RMRF all of the limited partnership units of Red Mile held by RMRF;

iii)

Funding Pledge Agreement among, inter alia, Alberta Capital Trust Corporation (“Alberta Trust”) and Gibraltar, pursuant to which the Purchase Price was invested in a promissory note with Alberta Trust, and Gibraltar pledged the promissory note, along with interest earned and to be earned thereon, to secure its obligations under the Funding Pledge Agreement; and

iv)

Pledge, Priorities and Direction Agreement, pursuant to which Gibraltar is entitled to have released to it funds held under a promissory note, and interest thereon, to fund its royalty obligations under the Royalty Agreement to the extent of its royalty payment obligations;

(b)	U.S. $30,000,000 7.125% Convertible Notes due 2011 issued by the Company on August 29, 2006 (the “Notes”) (see “Description of Capital Structure - Convertible Bonds”):

	i)	Placement Agreement dated August 25, 2006 between the Company and Bayerische Hypo – Und Vereinsbank AG (the “Bookrunner”), pursuant to which the Bookrunner agrees to procure subscribers for the Notes;

ii)	Trust Deed dated August 29, 2006 between the Company and The Law Debenture Trust Corporation P.L.C. (the “Trustee”), which governs the Notes; and

iii)	Paying and Conversion Agency Agreement dated August 25, 2006 among the Company, Citibank N.A. and the Trustee, which governs the payment of interest and convertibility of the Notes;

(c)

Corporate Services Agreement dated June 1, 2008 between Hunter Dickinson Inc. (“HD Services”) and the Company, pursuant to which HD Services agreed to provide technical, geological, corporate communications, administrative and management services to the Company; and

(d)

Copper Concentrate Agreement dated April 17, 2008 between Gibraltar and MRI Trading AG (“MRI”), pursuant to which Gibraltar sells copper concentrate to MRI (see “Description of Business - The Gibraltar Mine” – “Mining Operations” – “Contracts and Markets”).

The Company also has copper and molybdenum concentrate sales agreements and various operating agreements in place, which are in the ordinary course of business.

ITEM 16.           INTERESTS OF EXPERTS

The following is a list of the persons or companies named as having prepared or certified a statement, report or valuation, in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

(a)           The Company’s independent auditors are KPMG LLP, Chartered Accountants, who have issued an independent auditors’ report dated March 27, 2009 in respect of the Company’s consolidated financial statements as at December 31, 2008 and for the fiscal year (15 months) ended December 31, 2008 and the Company’s internal control over financial reporting as at December 31, 2008;

(b)           Scott Jones, P. Eng. authored the “Technical Report on the 105 Million Ton Increase in Mineral Reserves at the Gibraltar Mine” dated January 23, 2009; and

(c)           Scott Jones, P. Eng. authored the “Technical Report, Executive Summary Feasibility Study of the Prosperity Gold – Copper Project” dated October 15, 2007.

To our knowledge, none of these entities or individuals holds, directly or indirectly, more than 1% of our issued and outstanding common shares.

Based on information provided by the relevant persons, and except as otherwise disclosed in this AIF, none of the persons or companies referred to above has received or will receive any direct or indirect interests in our property or the property of an associated party or an affiliate of ours or have any beneficial ownership, direct or indirect, of our securities or of an associated party or an affiliate of ours

ITEM 17.           ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, proxy circulars and interim financial statements available at the SEDAR internet web site (www.sedar.com).

The following documents can be obtained upon request from Taseko’s Shareholder Communication Department by calling (778) 373-4533:

(i)	this Annual Information Form, together with any document incorporated herein by reference;

(ii)

the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company’s most recently completed financial year; and

(iii)	the Proxy Circular for the 2008 annual general meeting of the Company.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

ITEM 18.           DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

Not applicable.

ITEM 19.           CONTROLS AND PROCEDURES

Internal Controls over Financial Reporting Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and the board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company’s management, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that internal control over financial reporting was effective as of December 31, 2008 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

There have been no significant changes in internal controls over financial reporting during the fiscal period ended December 31, 2008 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As at December 31, 2008, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective.

There have been no significant changes in the Company’s disclosure controls and procedures during the fiscal period ended December 31, 2008 that could have materially affected or are reasonably likely to materially affect the Company’s disclosure controls and procedures.

ITEM 20.           AUDIT COMMITTEE

Audit Committee Charter and Composition of Audit Committee

The Audit Committee has adopted a charter that sets out its mandate and responsibilities, and is attached to this AIF as Appendix A.

The Audit Committee, consisting of David Elliott, Wayne Kirk and William Armstrong, reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The charter has set criteria for membership which all members of the Audit Committee are required to meet consistent with National Instrument 52-110 Audit Committees and other applicable regulatory requirements. The Audit Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Each Audit Committee member is an independent director and is financially literate. Mr. Elliott, the Audit Committee’s chairman, is a Chartered Accountant and hence a financial expert.

Relevant Education and Experience

Disclosure respecting the education and experience of the Committee is provided in their biographies above. As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and an understanding of internal controls and procedures for financial reporting.

Reliance on Certain Exemptions

The Company’s auditors, KPMG LLP, have not provided any material non-audit services.

Pre-Approval Policies and Procedures for Non-Audit Services

The audit committee has adopted specific policies and procedures for the engagement of non-audit services.

Code Of Ethics

The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics, which is included as a part of the Company’s Governance Policies and Procedures Manual, is available on the Company’s website at www.tasekomines.com.

Principal Accountant Fees and Services

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Fiscal year
	(15 months) ended	Year ended
Services:	December 31, 2008	September 30, 2007
Audit Fees	$526,750	$399,102
Audit-Related Fees(1)		5,550
Tax Fees		-
All Other Fees	-	-
	$526,750	$404,652

Note:

(1)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

Management of the Company requests approval from the audit committee for all audit and non-audit services to be provided by the Company’s auditors. The audit committee pre-approves all such services with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated under Canadian independence standards and by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

ITEM 21.     OFF BALANCE SHEET ARRANGEMENTS

None.

APPENDIX A

AUDIT COMMITTEE CHARTER

1.           Purpose: Responsibilities and Authority

The Committee shall carry out its responsibilities under applicable laws, regulations and stock exchange requirements with respect to the employment, compensation and oversight of the Company’s independent auditor, and other matters under the authority of the Committee. The Committee also shall assist the Board of Directors in carrying out its oversight responsibilities relating to the Company’s financial, accounting and reporting processes, the Company’s system of internal accounting and financial controls, the Company’s compliance with related legal and regulatory requirements, and the fairness of transactions between the Company and related parties. In furtherance of this purpose, the Committee shall have the following responsibilities and authority:

(a)           Relationship with Independent Auditors.

(i)           Subject to the law of British Columbia as to the role of the Shareholders in the appointment of independent auditors, the Committee shall have the sole authority to appoint or replace the independent auditor.

(ii)           The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work.

(iii)           The independent auditor shall report directly to the Committee.

(iv)           The Committee shall approve in advance all audit and permitted non-audit services with the independent auditors, including the terms of the engagements and the fees payable. The Committee may delegate to a subcommittee the authority to grant pre-approvals of audit and permitted non-audit services, provided that the decision of any such subcommittee shall be presented to the full Committee at its next scheduled meeting.

(v)           At least annually, the Committee shall review and evaluate the experience and qualifications of the lead partner and senior members of the independent auditor team.

(vi)           At least annually, the Committee shall obtain and review a report from the independent auditor regarding:

(A)           the independent auditor’s internal quality-control procedures;

(B)           any material issues raised by the most recent internal quality-control review, or peer review, of the auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(C)           any steps taken to deal with any such issues; and

(D)           all relationships between the independent auditor and the Company.

(vii)           At least annually, the Committee shall evaluate the qualifications, performance and independence of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence.

(viii)           The Committee shall ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit, the concurring partner responsible for reviewing the audit, and other audit partners as required by law.

(ix)           The Committee shall consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis.

(x)           The Committee shall recommend to the Board policies for the Company’s hiring of employees or former employees of the independent auditor who were engaged on the Company’s account or participated in any capacity in the audit of the Company.

(b)           Financial Statement and Disclosure Review.

(i)           The Committee shall review and discuss with management and the independent auditor the annual audited financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether the audited financial statements should be filed with applicable securities regulatory authorities and included in the Company’s annual reports.

(ii)           The Committee shall review and discuss with management (and, to the extent the Committee deems it necessary or appropriate, the independent auditor) the Company’s quarterly financial statements, including disclosures made in management’s discussion and analysis, and recommend to the Board whether such financial statements should be filed with applicable securities regulatory authorities.

(iii)           The Committee shall review and discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including the independent auditor’s assessment of the quality of the Company’s accounting principles, any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies.

(iv)           At least annually and prior to the publication of annual audited financial statements, the Committee shall review and discuss with management and the independent auditor a report from the independent auditor on:

(A)           all critical accounting policies and practices used by the Company;

(B)           all alternative accounting treatments of financial information that have been discussed with management since the prior report, ramifications of the use of such alternative disclosures and treatments, the treatment preferred by the independent auditor, and an explanation of why the independent auditor’s preferred method was not adopted; and.

(C)           other material written communications between the independent auditor and management since the prior report, such as any management letter or schedule of unadjusted differences, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company’s financial statements.

(v)           Prior to their filing or issuance, the Committee shall review the Company’s Annual Information Form/Annual Report to the SEC, quarterly and annual earnings press releases, and other financial press releases, including the use of “pro forma” or “adjusted” non-GAAP information.

(vi)           The Committee shall review and discuss with management the financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be specific or it may be in general regarding the types of information to be disclosed and the types of presentations to be made.

(c)           Conduct of the Annual Audit. The Committee shall oversee the annual audit, and in the course of such oversight the Committee shall have the following responsibilities and authority:

(i)           The Committee shall meet with the independent auditor prior to the audit to discuss the planning and conduct of the annual audit, and shall meet with the independent auditor as may be necessary or appropriate in connection with the audit.

(ii)           The Committee shall ascertain that the independent auditor is registered and in good standing with the Canadian Public Accounting Board and the Public Company Accounting Oversight Board and that the independent auditor satisfies all applicable Canadian independence standards, Independence Standards Board Standard No. 1, and SEC Regulation S-X, Section 2-01. The Committee shall obtain from the auditor a written statement delineating all relationships between the auditor and the Company as per ISB Standard 1, and review relationships that may impact the objectivity and independence of the auditor.

(iii)           The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including

(A)           the adoption of, or changes to, the Company’s significant auditing and accounting principles and practices as suggested by the independent auditor, internal auditors or management;

(B)           the management letter provided by the independent auditor and the Company’s response to that letter; and

(C)           any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

(iv)           The Committee shall obtain from the independent auditor assurance that the audit was conducted in a manner consistent with Section 10A of the Securities Exchange Act of 1934 and that, in the course of conducting the audit, the independent auditor has not become aware of information indicating that an illegal act has or may have occurred or, if such an act may have occurred, that the independent auditor has taken all action required by Section 10A(b) of the Securities Exchange Act of 1934.

(v)           The Committee shall make such inquiries to the management and the independent auditor as they deem necessary or appropriate to satisfy themselves regarding the efficacy of the Company’s financial and internal controls and procedures and the auditing process.

(d)           Compliance and Oversight.

(i)           The Committee shall meet periodically with management and the independent auditor in separate executive sessions. The Committee may also, to the extent it deems necessary or appropriate, meet with the Company’s investment bankers and financial analysts who follow the Company.

(ii)           The Committee shall discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

(iii)           The Committee shall discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

(iv)           At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor the disclosure controls and procedures and confirm that the Company (with CEO and CFO participation) has evaluated the effectiveness of the design and operation of the controls within 90 days prior to the date of filing of the AIF/Annual Report to the SEC. The Committee also shall review with management and the independent auditor any deficiencies in the design and operation of internal controls and significant deficiencies or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls. As a part of that review, the Committee shall review the process followed in preparing and verifying the accuracy of the CEO and CFO annual certifications required to be included in the Annual Report to the SEC.

(v)           At least annually and prior to the filing of the AIF/Annual Report to the SEC, the Committee shall review with management and the independent auditor management’s internal control report and assessment of the internal controls and procedures, and the independent auditor’s report on and assessment of the internal controls and procedures.

(vi)           The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(vii)           The Committee shall discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any employee complaints or reports which raise material issues regarding the Company’s financial statements or accounting policies.

(viii)           At least annually, the Committee shall meet with the Company’s legal counsel and discuss any legal matters that may have a material impact on the financial statements or the Company’s compliance policies.

(ix)           The Committee shall prepare all reports required under applicable laws, regulations and stock exchange requirements.

(e)           Related Party Transactions.

(i)            The Committee shall review for fairness to the Company proposed transactions, contracts and other arrangements between the Company and its subsidiaries and any related party or affiliate, and make recommendations to the Board whether any such transactions, contracts and other arrangements should be approved or continued. The foregoing shall not include any compensation payable pursuant to any plan, program, contract or arrangement subject to the authority of the Company’s Compensation Committee.

(ii)           As used herein the term “related party” means any officer or director of the Company or any subsidiary, or any shareholder holding a greater than 10% direct or indirect financial or voting interest in the Company, and the term “affiliate” means any person, whether acting alone or in concert with others, that has the power to exercise a controlling influence over the Company and its subsidiaries. “Related party” includes Hunter Dickinson Inc.

2.           Structure and Membership

(a)           Number and qualification. The Committee shall consist of three persons unless the Board should from time to time otherwise determine. All members of the Committee shall meet the experience and financial literacy requirements of National Instrument 52-110 Audit Committees and the rules of the Toronto Stock Exchange, and the NYSE AMEX Exchange. At least one member of the Committee shall be a “financial expert” as defined in Section 16.A of Form 20-F. The relevant portions of the foregoing, as of January 1, 2007, are attached to this Charter as exhibits.

(b)           Selection and Removal. Members of the Committee shall be appointed by the Board, upon the recommendation of the Nominating and Corporate Governance Committee. The Board may remove members of the Committee at any time with or without cause.

(c)           Independence. All of the members of the Committee shall be “independent” as required for audit committees by Multilateral Instrument NI 52-110, the rules of the Toronto Stock Exchange, the NYSE AMEX Exchange and SEC Rule 10A. The relevant portions of the foregoing, as of January 1, 2007, are attached to this Charter as exhibits.

(d)           Chair. Unless the Board elects a Chair of the Committee, the Committee shall elect a Chair by majority vote.

(e)           Compensation. The compensation of the Committee shall be as determined by the Board.

(f)           Term. Members of the Committee shall be appointed for one-year terms. Each member shall serve until his or her replacement is appointed, or until he or she resigns or is removed from the Board or the Committee.

3.           Procedures and Administration

(a)           Meetings. The Committee shall meet as often as it deems necessary in order to perform its responsibilities, but not less than quarterly. The Committee shall keep minutes of its meetings and any other records as it deems appropriate.

(b)           Subcommittees. The Committee may form and delegate authority to one or more subcommittees, consisting of at least one member, as it deems appropriate from time to time under the circumstances.

(c)           Reports to the Board. The Committee shall report (orally or otherwise) regularly to the Board following meetings of the Committee with respect to such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board.

(d)           Charter. The Committee shall, at least annually, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

(e)           Independent Advisors. The Committee shall have the authority to engage such independent legal and other advisors as it deems necessary or appropriate to carry out its responsibilities. Such independent advisors may be regular advisors to the Company. The Committee is empowered, without further action by the Board, to cause the Company to pay appropriate compensation to advisors engaged by the Committee.

(f)           Investigations. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it deems appropriate, including the authority to request any Officer or other person to meet with the Committee and to access all Company records.

(g)           Annual Self-Evaluation. The Committee shall evaluate its own performance at least annually.

4.           Additional Powers

The Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

5.           Limitation of Audit Committee’s Role

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the independent auditor.

6.           Audit Committee Member Independence and Financial Literacy Requirements

AUDIT COMMITTEE INDEPENDENCE REQUIREMENTS

Section 1.4 and 1.5 of NI 52-110

Meaning of Independence:

1.4	Meaning of Independence

	(1)	An audit committee member is independent if he or she has no direct or indirect material relationship with the issuer.

(2)

For the purposes of subsection (1), a “material relationship” is a relationship which could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment.

	(3)	Despite subsection (2), the following individuals are considered to have a material relationship with an issuer:

		(a)	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

		(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

		(c)	an individual who:

			(i)	is a partner of a firm that is the issuer’s internal or external auditor,

			(ii)	is an employee of that firm, or

			(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

		(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:

			(i)	is a partner of a firm that is the issuer’s internal or external auditor,

			(ii)	is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or

			(iii)	was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

(e)

an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

		(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12 month period within the last three years.

(4)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because:

	(a)	he or she had a relationship identified in subsection (3) if that relationship ended before March 30, 2004; or

	(b)	he or she had a relationship identified in subsection (3) by virtue of subsection (8) if that relationship ended before June 30, 2005.

(5)

For the purposes of clauses (3)(c) and (3)(d), a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

(6)	For the purposes of clause (3)(f), direct compensation does not include:

	(a)	remuneration for acting as a member of the board of directors or of any board committee of the issuer, and

(b)

the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

(7)	Despite subsection (3), an individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member

	(a)	has previously acted as an interim chief executive officer of the issuer, or

	(b)	acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

(8)	For the purpose of section 1.4, an issuer includes a subsidiary entity of the issuer and a parent of the issuer.

1.5	Additional Independence Requirements

	(1)	Despite any determination made under section 1.4, an individual who

(a)

accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part- time chair or vice-chair of the board or any board committee; or

		(b)	is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer.

(2)	For the purposes of subsection (1), the indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:

	(a)	an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or

(b)

an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer.

(3)

For the purposes of subsection (1), compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

NYSE AMEX Section 803A

The definition of “independent director”, as specified in Section 803A of the NYSE AMEX Company Guide, is set forth below:

“Independent director” means a person other than an officer or employee of the company. No director qualifies as independent unless the issuer’s Board of Directors affirmatively determines that the director does not have a relationship that would interfere with the exercise of independent judgment. In addition to the requirements contained in this Section 803A, directors serving on the audit committee must also comply with the requirements set forth in Section 803B(2). The following is a non-exclusive list of persons who shall not be considered independent:

(a)           a director who is, or during the past three years was, employed by the company, other than prior employment as an interim executive officer (provided the interim employment did not last longer then one year);

(b)           a director who accepted or has an immediate family member who accepted any compensation from the company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(1)           compensation for board or board committee service,

(2)           payments arising solely from investments in the company’s securities,

(3)           compensation paid to an immediate family member who is an employee (other than an executive officer) of the company,

(4)           compensation received for former service as an interim executive officer (provided the interim employment did not last longer than one year),

(5)           benefits under a tax-qualified retirement plan,

(6)           non-discretionary compensation,

(7)           loans permitted under Section 13(k) of the Exchange Act,

(8)          loans from a financial institution provided that the loans (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with the general public, (iii) did not involve more than a normal degree of risk or other unfavorable factors, and (iv) were not otherwise subject to the specific disclosure requirements of SEC Regulation S-K, Item 404, or

(9)           payments from a financial institution in connection with the deposit of funds or the financial institution acting in an agency capacity, provided such payments were (i) made in the ordinary course of business, (ii) made on substantially the same terms as those prevailing at the time for comparable transactions with the general public , and (iii) not otherwise subject to the disclosure requirements of SEC Regulation S-K, Item 404.

(c)           a director who is an immediate family member of an individual who is, or at any time during the past three years was employed by the company as an executive officer;

(d)           a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the company made, or from which the company received, payments (other than those arising solely from investments in the company’s securities or payments under non-discretionary charitable contribution matching programs) that exceed 5% of the organization’s consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;

(e)           a director who is, or has an immediate family member who is, employed as an executive officer of another entity where at any time during the most recent three fiscal years any of the issuer’s executive officers served on the compensation committee of such other entity; or

(f)           a director who is, or has an immediate family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the company’s outside auditor who worked on the company’s audit at any time during any of the past three years.

Exchange Act Rule 10A-3

In order to be considered independent for the purposes of Rule 10A-3, a director must meet the following independence standards. .

(i)           Each member of the audit committee must be a member of the board of directors of the listed issuer, and must otherwise be independent.

(ii)           In order to be considered to be independent, a member of an audit committee may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee:

(A)           Accept directly or indirectly any consulting, advisory, or other compensatory fee from the issuer or any subsidiary thereof, provided that, unless the rules of the national securities exchange or national securities association provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the listed issuer (provided that such compensation is not contingent in any way on continued service); or

(B)           Be an affiliated person of the issuer or any subsidiary thereof.

The following definitions apply to the determination of independence under Rule 10A-3:

(1)

(i)           The term affiliate of, or a person affiliated with, a specified person, means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

(ii)          A person will be deemed not to be in control of a specified person for purposes of this section if the person:

(1)           Is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities of the specified person; and

(2)           Is not an executive officer of the specified person.

(iii)         The following will be deemed to be affiliates:

(A)           An executive officer of an affiliate;

(B)           A director who also is an employee of an affiliate;

(C)           A general partner of an affiliate; and

(D)           A managing member of an affiliate.

(iv)          For purposes of paragraph(1)(i) of this section, dual holding companies will not be deemed to be affiliates of or persons affiliated with each other by virtue of their dual holding company arrangements with each other, including where directors of one dual holding company are also directors of the other dual holding company, or where directors of one or both dual holding companies are also directors of the businesses jointly controlled, directly or indirectly, by the dual holding companies (and, in each case, receive only ordinary-course compensation for serving as a member of the board of directors, audit committee or any other board committee of the dual holding companies or any entity that is jointly controlled, directly or indirectly, by the dual holding companies).

(2)           In the case of foreign private issuers with a two-tier board system, the term board of directors means the supervisory or non-management board.

(3)           In the case of a listed issuer that is a limited partnership or limited liability company where such entity does not have a board of directors or equivalent body, the term board of directors means the board of directors of the managing general partner, managing member or equivalent body.

(4)           The term control (including the terms controlling, controlled by and under common control with) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

(5)           The term dual holding companies means two foreign private issuers that:

(i)           Are organized in different national jurisdictions;

(ii)          Collectively own and supervise the management of one or more businesses which are conducted as a single economic enterprise; and

(iii)         Do not conduct any business other than collectively owning and supervising such businesses and activities reasonably incidental thereto.

(6)           The term executive officer has the meaning set forth in § 240.3b -7.

(7)           The term foreign private issuer has the meaning set forth in § 240.3b -4(c).

(8)           The term indirect acceptance by a member of an audit committee of any consulting, advisory or other compensatory fee includes acceptance of such a fee by a spouse, a minor child or stepchild or a child or stepchild sharing a home with the member or by an entity in which such member is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary of the issuer.

(9)           The terms listed and listing refer to securities listed on a national securities exchange or listed in an automated inter-dealer quotation system of a national securities association or to issuers of such securities.

AUDIT COMMITTEE FINANCIAL LITERACY REQUIREMENTS

NI 52-110

Section 3.1(4) states that each audit committee member must be financially literate.

Section 1.6 defines the meaning of financial literacy as follows:

“For the purposes of this Instrument, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.”

NYSE AMEX Section 803B(2)(a)(iii)

Each issuer must have an Audit Committee of at least three members, each of whom:

“is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. Additionally, each issuer must certify that it has, and will continue to have, at least one member of the audit committee who is financially sophisticated, in that he or she has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities. A director who qualifies as an audit committee financial expert under Item 401(h) of Regulation S-K, Item 401(e) of Regulation S-B of the United States Securities Act of 1933 is presumed to qualify as financially sophisticated.”

FORM 20-F DEFINITION OF FINANCIAL EXPERT

For purposes of this Item, an audit committee financial expert means a person who has the following attributes:

i. An understanding of generally accepted accounting principles and financial statements;

ii. The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

iii. Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the small business issuer’s financial statements, or experience actively supervising one or more persons engaged in such activities;

iv. An understanding of internal control over financial reporting; and

v. An understanding of audit committee functions.

A person shall have acquired such attributes through:

i. Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

ii. Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

iii. Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

iv. Other relevant experience.